
03020906

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECD S.E.C.
MAY 3 0 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation	0000808851
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)

Form 8-K for May 30, 2003	333-102489
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A

(Name of Person Filing the Document (if Other Than the Registrant)

77701 SAIL 2003-BC4
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 30, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: 

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC4

$840,679,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC4
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/Fitch/S&P)(4)
1-A1(5)	$251,000,000	1M Libor	1.00	1-27	14.00%	TBD	5/25/2033	Aaa/AAA/AAA
1-A2(5)	$186,467,000	(7)	4.75	27-90	14.00%	(7)	5/25/2033	Aaa/AAA/AAA
2-A1 (6)	$166,500,000	1M Libor	1.00	1-27	14.00%	TBD	5/25/2033	Aaa/AAA/AAA
2-A2 (6)	$124,114,000	(8)	4.77	27-90	14.00%	(8)	5/25/2033	Aaa/AAA/AAA
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	11/25/2004	Aaa/AAA/AAA
M1	$36,404,000	1M Libor	5.00	39-90	9.70%	TBD	5/25/2033	Aa2/AA/AA
M2	$38,097,000	1M Libor	4.97	38-90	5.20%	TBD	5/25/2033	A2/A/A
M3	$10,583,000	1M Libor	4.95	37-90	3.95%	TBD	5/25/2033	A3/A-/A-
M4	$12,699,000	1M Libor	4.85	37-90	2.45%	TBD	5/25/2033	Baa1/BBB+/NR
M5	$7,196,000	1M Libor	4.45	37-76	1.60%	TBD	5/25/2033	Baa2/BBB/NR
B	$7,619,000	1M Libor	3.58	37-59	0.70%	TBD	5/25/2033	Baa3/BBB-/NR

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/Fitch/S&P)(4)
1-A1(5)	$251,000,000	1M Libor	1.00	1-27	14.00%	TBD	5/25/2033	Aaa/AAA/AAA
1-A2(5)	$186,467,000	(7)	5.27	27-188	14.00%	(7)	5/25/2033	Aaa/AAA/AAA
2-A1 (6)	$166,500,000	1M Libor	1.00	1-27	14.00%	TBD	5/25/2033	Aaa/AAA/AAA
2-A2 (6)	$124,114,000	(8)	5.31	27-189	14.00%	(8)	5/25/2033	Aaa/AAA/AAA
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	11/25/2004	Aaa/AAA/AAA
M1	$36,404,000	1M Libor	5.44	39-142	9.70%	TBD	5/25/2033	Aa2/AA/AA
M2	$38,097,000	1M Libor	5.29	38-128	5.20%	TBD	5/25/2033	A2/A/A
M3	$10,583,000	1M Libor	5.09	37-105	3.95%	TBD	5/25/2033	A3/A-/A-
M4	$12,699,000	1M Libor	4.86	37-94	2.45%	TBD	5/25/2033	Baa1/BBB+/NR
M5	$7,196,000	1M Libor	4.45	37-76	1.60%	TBD	5/25/2033	Baa2/BBB/NR
B	$7,619,000	1M Libor	3.58	37-59	0.70%	TBD	5/25/2033	Baa3/BBB-/NR

(1) Subject to a permitted variance of $\pm$ 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.70%.

(4) All Classes of Certificates will be rated by Moody's and Fitch. The Class 1-A1, 1-A2, 2-A1, 2-A2, M1, M2, M3 will also be rated by S&P.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 2-A1 and Class 2-A2 are the Group 2 Senior Certificates.

(7) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid sequentially to the Class 1-A1 and the Class 1-A2 Certificates and all Group 2 principal will be paid sequentially to the Class 2-A1 and the Class 2-A2 Certificates. Once the Group 1 Senior Certificates have been retired, and if the Group 2 Senior Certificates remain outstanding, all principal collected from Group 1 will be allocated to the Group 2 Senior Certificates. Conversely, once the Group 2 Senior Certificates have been retired, and if the Group 1 Senior Certificates remain outstanding, all principal collected from Group 2 will be allocated to the Group 1 Senior Certificates. After the Group 1 and Group 2 Senior Certificates have been reduced to zero, principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid sequentially to the Class 1-A1 and the Class 1-A2 Certificates and all Group 2 principal will be paid sequentially to the Class 2-A1 and the Class 2-A2 Certificates, to the Targeted Senior Enhancement Percentage. Once the Group 1 Senior Certificates have been retired, and if the Group 2 Senior Certificates remain outstanding, all principal collected from Group 1 will be allocated to the Group 2 Senior Certificates, to the Targeted Senior Enhancement Percentage. Conversely, once the Group 2 Senior Certificates have been retired, and if the Group 1 Senior Certificates remain outstanding, all principal collected from Group 2 will be allocated to the Group 1 Senior Certificates, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.70% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for each of the Class 1-A2 and the Class 2-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their respective Net Funds Cap (as defined herein). Beginning on April 25, 2005, the Class 1-A2 and the Class 2-A2 Certificates will each accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) their respective Net Funds Cap (as defined herein) and beginning on May 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and the Class 2-A2 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on May 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	Total Notional Amount
1-6	167,865,126	111,514,741	279,379,867
7-12	137,344,194	91,239,334	228,583,528
13-18	61,041,864	40,550,815	101,592,679

On and after the 19th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 60% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 40% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.30%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	521,754,307.49
3	512,044,004.34
4	500,986,293.95
5	488,607,238.99
6	474,939,781.56
7	460,023,709.60
8	443,905,507.48
9	426,638,392.77
10	408,482,786.83
11	389,491,082.48
12	369,997,967.12

Month	Approximate Notional Balance ($)
13	350,047,182.20
14	329,686,958.86
15	308,966,355.55
16	288,050,194.84
17	267,614,036.66
18	248,515,088.77
19	230,038,677.99
20	212,164,612.93
21	194,873,235.37
22	178,145,588.63
23	158,170,526.91
24	133,610,930.94

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Class 1-A1 and Class 1-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 and the first 24 Distribution Dates, (b) will be equal to 1.

The "Class 2-A1 and Class 2-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to 2-A2 and the first 24 Distribution Dates, clause (1b) will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Class 1-A1 and Class 1-A2 Net Funds Cap and the Class 2-A1 and Class 2-A2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (48.5%) Finance America (16.7%), Fieldstone Mortgage (8.1%), Aegis (7.7%), SIB Mortgage Corp. (5.7%), Impac (4.9%), CIT Group (2.7%) and Greenpoint (2.7%) and as of the closing date will be serviced by Ocwen (75.6%), Option One (21.7%), Aurora Loan Services (1.6%) and Wilshire (1.1%). The loans currently serviced by Option One are expected to transfer to Ocwen on or prior to [June1, 2003].

Mortgage Insurance

Approximately 74.3% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian, PMI, Triad or GE. Approximately 71.5% and 27.8% of these insured mortgage loans are covered by the MGIC and Radian policy, respectively. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1, 1-A2, Class 2-A1 and Class 2-A2 will double and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.70% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1
Aaa/AAA/AAA
Libor Floater
(Group 1)</td><td>2-A1
Aaa/AAA/AAA
Libor Floater
(Group 2)</td><td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest Rate</td></tr>
<tr><td>1-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 1)</td><td>2-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 2)</td></tr>
<tr><td colspan="3">M1
Aa2/AA/AA
Libor Floater</td></tr>
<tr><td colspan="3">M2
A2/A/A
Libor Floater</td></tr>
<tr><td colspan="3">M3
A3/A-/A-
Libor Floater</td></tr>
<tr><td colspan="3">M4
Baa1/BBB+/NR
Libor Floater</td></tr>
<tr><td colspan="3">M5
Baa2/BBB/NR
Libor Floater</td></tr>
<tr><td colspan="3">B
Baa3/BBB-/NR
Libor Floater</td></tr>
</table>

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A1 and 2-A2.

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC4
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: June 25, 2003
Cut-Off Date:	May 1, 2003
Statistical Calculation Date:	April 1, 2003
Expected Pricing Date:	May [ ], 2003
Closing Date:	May 30, 2003
Settlement Date:	May 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	May 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 1-A2 (following the 24th Distribution Date), 2-A1, 2-A2 (following the 24th Distribution Date), M1, M2, M3 and M4, M5, B 30/360 on Classes 1-A2 and 2-A2 (for the first 24 Distribution Dates) and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.005% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call[1]

Prepayment Assumption [2]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.05	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	11/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 1-A2					
Avg. Life (yrs)	9.62	6.51	4.75	3.56	2.68
Window (mos)	55-177	37-122	27-90	21-70	17-57
Expected Final Mat.	1/25/2018	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class 2-A1					
Avg. Life (yrs)	2.06	1.37	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	11/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 2-A2					
Avg. Life (yrs)	9.68	6.55	4.77	3.58	2.69
Window (mos)	55-177	37-122	27-90	21-70	17-57
Expected Final Mat.	1/25/2018	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M1					
Avg. Life (yrs)	9.74	6.59	5.00	4.31	4.19
Window (mos)	56-177	37-122	39-90	42-70	45-57
Expected Final Mat.	1/25/2018	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M2					
Avg. Life (yrs)	9.74	6.59	4.97	4.17	3.84
Window (mos)	56-177	37-122	38-90	39-70	40-57
Expected Final Mat.	1/25/2018	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M3					
Avg. Life (yrs)	9.74	6.59	4.95	4.11	3.70
Window (mos)	56-177	37-122	37-90	38-70	39-57
Expected Final Mat.	1/25/2018	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M4					
Avg. Life (yrs)	9.58	6.47	4.85	4.02	3.57
Window (mos)	56-177	37-122	37-90	38-70	38-57
Expected Final Mat.	1/25/2018	6/25/2013	10/25/2010	2/25/2009	1/25/2008
Class M5					
Avg. Life (yrs)	8.83	5.93	4.45	3.67	3.29
Window (mos)	56-151	37-103	37-76	37-59	37-47
Expected Final Mat.	11/25/2015	11/25/2011	8/25/2009	3/25/2008	3/25/2007
Class B					
Avg. Life (yrs)	6.98	4.66	3.58	3.17	3.07
Window (mos)	56-120	37-81	37-59	37-46	37-37
Expected Final Mat.	4/25/2013	1/25/2010	3/25/2008	2/25/2007	5/25/2006

(1) **Assumed settlement date is April 30, 2003, assumed dated date is April 25, 2003 and assumed first payment date is May 25, 2003.**

(2) ***100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.***

Sensitivity Analysis – To 10% Call[(1)]

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	3/25/2006	3/25/2005	8/25/2004
Class 1-A2			
Avg. Life (yrs)	6.31	3.96	2.52
Window (mos)	35-118	23-77	16-54
Expected Final Mat.	2/25/2013	9/25/2009	10/25/2007
Class 2-A1			
Avg. Life (yrs)	1.33	0.85	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	4/25/2006	3/25/2005	8/25/2004
Class 2-A2			
Avg. Life (yrs)	6.33	3.96	2.52
Window (mos)	36-118	23-77	16-54
Expected Final Mat.	2/25/2013	9/25/2009	10/25/2007
Class M1			
Avg. Life (yrs)	6.38	4.49	4.20
Window (mos)	37-118	41-77	46-54
Expected Final Mat.	2/25/2013	9/25/2009	10/25/2007
Class M2			
Avg. Life (yrs)	6.38	4.41	3.80
Window (mos)	37-118	38-77	41-54
Expected Final Mat.	2/25/2013	9/25/2009	10/25/2007
Class M3			
Avg. Life (yrs)	6.38	4.36	3.63
Window (mos)	37-118	38-77	39-54
Expected Final Mat.	2/25/2013	9/25/2009	10/25/2007
Class M4			
Avg. Life (yrs)	6.26	4.26	3.51
Window (mos)	37-118	37-77	38-54
Expected Final Mat.	2/25/2013	9/25/2009	10/25/2007
Class M5			
Avg. Life (yrs)	5.74	3.90	3.24
Window (mos)	37-99	37-64	38-45
Expected Final Mat.	7/25/2011	8/25/2008	1/25/2007
Class B			
Avg. Life (yrs)	4.52	3.27	3.07
Window (mos)	37-78	37-50	37-38
Expected Final Mat.	10/25/2009	6/25/2007	6/25/2006

(1) **Assumed settlement date is April 30, 2003, assumed dated date is April 25, 2003 and assumed first payment date is May 25, 2003.**

Sensitivity Analysis – To Maturity[1]

Prepayment Assumption [2]	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.05	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	11/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 1-A2					
Avg. Life (yrs)	10.47	7.19	5.27	3.97	3.00
Window (mos)	55-315	37-245	27-188	21-148	17-119
Expected Final Mat.	7/25/2029	9/25/2023	12/25/2018	8/25/2015	3/25/2013
Class 2-A1					
Avg. Life (yrs)	2.06	1.37	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	11/25/2007	5/25/2006	7/25/2005	1/25/2005	9/25/2004
Class 2-A2					
Avg. Life (yrs)	10.57	7.25	5.31	4.01	3.02
Window (mos)	55-316	37-247	27-189	21-149	17-120
Expected Final Mat.	8/25/2029	11/25/2023	1/25/2019	9/25/2015	4/25/2013
Class M1					
Avg. Life (yrs)	10.48	7.16	5.44	4.65	4.45
Window (mos)	56-262	37-189	39-142	42-111	45-89
Expected Final Mat.	2/25/2025	1/25/2019	2/25/2015	7/25/2012	9/25/2010
Class M2					
Avg. Life (yrs)	10.29	7.01	5.29	4.42	4.03
Window (mos)	56-242	37-172	38-128	39-100	40-80
Expected Final Mat.	6/25/2023	8/25/2017	12/25/2013	8/25/2011	12/25/2009
Class M3					
Avg. Life (yrs)	9.99	6.77	5.09	4.22	3.77
Window (mos)	56-203	37-141	37-105	38-81	39-65
Expected Final Mat.	3/25/2020	1/25/2015	1/25/2012	1/25/2010	9/25/2008
Class M4					
Avg. Life (yrs)	9.59	6.48	4.86	4.02	3.58
Window (mos)	56-184	37-127	37-94	38-73	38-59
Expected Final Mat.	8/25/2018	11/25/2013	2/25/2011	5/25/2009	3/25/2008
Class M5					
Avg. Life (yrs)	8.83	5.93	4.45	3.67	3.29
Window (mos)	56-151	37-103	37-76	37-59	37-47
Expected Final Mat.	11/25/2015	11/25/2011	8/25/2009	3/25/2008	3/25/2007
Class B					
Avg. Life (yrs)	6.98	4.66	3.58	3.17	3.07
Window (mos)	56-120	37-81	37-59	37-46	37-37
Expected Final Mat.	4/25/2013	1/25/2010	3/25/2008	2/25/2007	5/25/2006

(1) **Assumed settlement date is April 30, 2003, assumed dated date is April 25, 2003 and assumed first payment date is May 25, 2003.**
(2) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity[1]

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	3/25/2006	3/25/2005	8/25/2004
Class 1-A2			
Avg. Life (yrs)	6.97	4.39	2.84
Window (mos)	35-238	23-159	16-114
Expected Final Mat.	2/25/2023	7/25/2016	10/25/2012
Class 2-A1			
Avg. Life (yrs)	1.33	0.85	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	4/25/2006	3/25/2005	8/25/2004
Class 2-A2			
Avg. Life (yrs)	7.00	4.40	2.84
Window (mos)	36-239	23-160	16-114
Expected Final Mat.	3/25/2023	8/25/2016	10/25/2012
Class M1			
Avg. Life (yrs)	6.93	4.84	4.46
Window (mos)	37-183	41-120	46-85
Expected Final Mat.	7/25/2018	4/25/2013	5/25/2010
Class M2			
Avg. Life (yrs)	6.78	4.66	3.99
Window (mos)	37-166	38-108	41-77
Expected Final Mat.	2/25/2017	4/25/2012	9/25/2009
Class M3			
Avg. Life (yrs)	6.55	4.46	3.71
Window (mos)	37-136	38-88	39-63
Expected Final Mat.	8/25/2014	8/25/2010	7/25/2008
Class M4			
Avg. Life (yrs)	6.27	4.26	3.52
Window (mos)	37-123	37-79	38-56
Expected Final Mat.	7/25/2013	11/25/2009	12/25/2007
Class M5			
Avg. Life (yrs)	5.74	3.90	3.24
Window (mos)	37-99	37-64	38-45
Expected Final Mat.	7/25/2011	8/25/2008	1/25/2007
Class B			
Avg. Life (yrs)	4.52	3.27	3.07
Window (mos)	37-78	37-50	37-38
Expected Final Mat.	10/25/2009	6/25/2007	6/25/2006

(1) **Assumed settlement date is April 30, 2003, assumed dated date is April 25, 2003 and assumed first payment date is May 25, 2003.**

A-IO Sensitivity Analysis (1)(4)

Price (%) (2)	Yield (%)
6.2806	4.53
6.2906	4.27
6.3006	4.01
6.3106	3.76
6.3206	3.50
6.3306	3.25
6.6406	3.00
6.3506	2.75
6.3606	2.50
6.3706	2.25
6.3806	2.00
Mod. Dur.	0.62 (3)

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.3306% plus accrued interest.
(4) Assumed settlement date is April 30, 2003, assumed dated date is April 25, 2003 and assumed first payment date is May 25, 2003.

Available Funds Cap Schedule* (1)(2)(3)

It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.

Period	1-A1 & 1-A2 Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)	Period	1-A1 & 1-A2 Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	8.12944	9.15297	8.53799
2	N/A	N/A	N/A	32	8.39882	9.45624	8.82089
3	N/A	N/A	N/A	33	8.12634	9.14942	8.53470
4	N/A	N/A	N/A	34	8.12478	9.97647	8.86389
5	N/A	N/A	N/A	35	9.29916	11.04223	9.99491
6	N/A	N/A	N/A	36	8.95167	9.97078	9.35845
7	N/A	N/A	N/A	37	9.24745	10.30020	9.66766
8	N/A	N/A	N/A	38	8.94661	9.96509	9.35314
9	N/A	N/A	N/A	39	9.24221	10.29431	9.66216
10	N/A	N/A	N/A	40	8.94154	10.63133	9.61603
11	N/A	N/A	N/A	41	9.07060	10.62772	9.69219
12	N/A	N/A	N/A	42	9.93938	10.97825	10.35410
13	N/A	N/A	N/A	43	9.61552	10.62050	10.01670
14	N/A	N/A	N/A	44	9.93268	10.97078	10.34708
15	N/A	N/A	N/A	45	9.60903	10.61326	10.00990
16	N/A	N/A	N/A	46	9.60578	10.85886	10.10598
17	N/A	N/A	N/A	47	10.77598	12.01798	11.27176
18	N/A	N/A	N/A	48	10.27710	10.85103	10.50619
19	N/A	N/A	N/A	49	10.61561	11.20869	10.85233
20	N/A	N/A	N/A	50	10.26924	10.84320	10.49832
21	N/A	N/A	N/A	51	10.60749	11.20059	10.84420
22	N/A	N/A	N/A	52	10.26139	10.92917	10.52789
23	N/A	N/A	N/A	53	10.38711	10.92513	10.60182
24	N/A	N/A	N/A	54	10.89044	11.28513	11.04793
25	7.83068	8.86123	8.24202	55	10.53490	10.91705	10.68738
26	7.57707	8.57425	7.97510	56	10.88170	11.27678	11.03933
27	7.82859	8.85889	8.23984	57	10.52645	10.90897	10.67905
28	7.57505	9.15673	8.20638	58	10.52383	10.94620	10.69232
29	7.57404	9.15496	8.20507	59	11.38270	11.69674	11.50796
30	8.40203	9.45830	8.82364	60	10.64397	10.94082	10.76236

(1) Assumed settlement date is April 30, 2003, assumed dated date is April 25, 2003 and assumed first payment date is May 25, 2003.

(2) Based on 1 month Libor, 6 month LIBOR and 12 month LIBOR of 20% for each period.

(3) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC4 Collateral Summary -Aggregate

Total Number of Loans	5,031	Primary Mortgage Insurance Coverage	
Total Outstanding Loan Balance	$846,605,658	Yes	39.5%
Average Loan Principal Balance	$168,278	No	60.5%
Fixed Rate	26.7%		
Adjustable Rate	73.3%	Primary Mortgage Insurance Coverage	
Prepayment Penalty	77.0%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.9%	Yes	74.3%
Weighted Average Margin	6.4%	No	25.7%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	Prepayment Penalty	
Weighted Average Maximum Rate	14.3%	None	23.0%
Weighted Average Floor	7.6%	0.001-1.000	2.8%
Weighted Average Original Term (mo.)	356.6	1.001-2.000	49.7%
Weighted Average Remaining Term (mo.)	354.0	2.001-3.000	22.9%
Weighted Average Loan Age (mo.)	2.6	3.001-4.000	0.1%
Weighted Average Combined LTV	82.9%	4.001-5.000	1.5%
Non-Zero Weighted Average FICO	620		
Non-Zero Weighted Average DTI	40.5%	Geographic Distribution	
Percentage with DA Dividend	0.0%	(Other states account individually for less than	
Percentage with 5 year IO Term	0.0%	3% of the Cut-off Date principal balance)	
		CA	40.6%
		IL	7.4%
Lien Position		FL	5.2%
First	98.2%	NY	4.2%
Second	1.8%	NJ	4.0%
		HI	3.9%
Product Type		TX	3.6%
2/28 ARM (LIBOR)	60.6%		
Fixed Rate	26.4%	Occupancy Status	
3/27 ARM (LIBOR)	12.6%	Primary Home	92.1%
Balloon	0.3%	Investment	7.3%
Other	0.1%	Second Home	0.6%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	444	$15,791,520.29	1.87%
50,000.01 - 100,000.00	1,079	81,214,575.16	9.59
100,000.01 - 150,000.00	1,114	139,182,723.63	16.44
150,000.01 - 200,000.00	852	147,848,879.20	17.46
200,000.01 - 250,000.00	593	132,726,695.62	15.68
250,000.01 - 300,000.00	355	97,567,308.44	11.52
300,000.01 - 350,000.00	250	80,842,554.67	9.55
350,000.01 - 400,000.00	163	61,515,186.02	7.27
400,000.01 - 450,000.00	67	28,603,547.22	3.38
450,000.01 - 500,000.00	51	24,463,518.06	2.89
500,000.01 - 550,000.00	24	12,635,402.61	1.49
550,000.01 - 600,000.00	17	9,773,021.27	1.15
600,000.01 - 650,000.00	19	12,156,632.19	1.44
650,000.01 - 700,000.00	1	674,387.19	0.08
700,000.01 - 750,000.00	1	734,396.34	0.09
850,000.01 - 900,000.00	1	875,309.81	0.10
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Minimum: $9.43
Maximum: $875,309.81
Weighted Average: $168,277.81

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	3	$356,192.49	0.04%
5.501 - 6.000	40	11,209,056.57	1.32
6.001 - 6.500	284	62,316,572.54	7.36
6.501 - 7.000	711	158,244,041.35	18.69
7.001 - 7.500	757	158,730,316.41	18.75
7.501 - 8.000	803	151,551,731.17	17.90
8.001 - 8.500	579	100,686,262.31	11.89
8.501 - 9.000	556	82,159,699.55	9.70
9.001 - 9.500	308	39,132,137.61	4.62
9.501 - 10.000	290	32,655,892.40	3.86
10.001 - 10.500	194	15,570,073.09	1.84
10.501 - 11.000	156	12,361,986.79	1.46
11.001 - 11.500	142	7,589,944.34	0.90
11.501 - 12.000	99	6,319,478.77	0.75
12.001 - 12.500	44	2,945,196.19	0.35
12.501 - 13.000	21	1,668,779.31	0.20
13.001 - 13.500	14	852,776.05	0.10
13.501 - 14.000	12	1,535,044.07	0.18
14.001 - 14.250	4	104,361.40	0.01
14.251 >=	14	616,115.31	0.07
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Minimum: 4.625%
Maximum: 17.390%
Weighted Average: 7.908%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	226	$14,875,215.76	1.76%
181 - 240	16	1,874,065.19	0.22
301 - 360	4,789	829,856,376.77	98.02
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	8	$381,303.40	0.05%
171 - 180	219	14,521,675.65	1.72
181 - 240	16	1,874,065.19	0.22
241 - 300	1	231,699.67	0.03
301 - 360	4,787	829,596,913.81	97.99
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Minimum: 137.0
Maximum: 360.0
Weighted Average: 354.0

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	2	$73,000.00	0.01%
20.001 - 30.000	21	1,897,251.66	0.22
30.001 - 40.000	28	3,348,731.53	0.40
40.001 - 50.000	69	8,303,484.39	0.98
50.001 - 60.000	152	20,935,021.68	2.47
60.001 - 70.000	415	71,634,782.04	8.46
70.001 - 80.000	1,576	276,124,107.29	32.62
80.001 - 90.000	1,623	298,339,347.56	35.24
90.001 - 100.000	1,145	165,949,931.57	19.60
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Minimum: 14.290%
Maximum: 100.000%
Non-Zero WA: 82.865%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	4	$596,608.94	0.07%
451 - 500	7	893,000.09	0.11
501 - 550	708	110,536,218.98	13.06
551 - 600	1,328	219,430,940.13	25.92
601 - 650	1,608	272,437,543.29	32.18
651 - 700	946	163,800,436.25	19.35
701 - 750	329	59,297,386.08	7.00
751 - 800	100	19,329,766.10	2.28
801 >=	1	283,757.86	0.03
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Non-Zero Minimum: 494
Maximum: 801
Non-Zero WA: 620

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,506	$427,397,643.72	50.48%
Purchase	1,822	284,820,574.54	33.64
Rate/Term Refinance	548	100,308,279.38	11.85
Debt Consolidation	139	32,638,451.52	3.86
Home Improvement	16	1,440,708.56	0.17
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	3,608	$601,058,163.18	71.00%
PUD	471	95,514,086.00	11.28
2-4 Family	433	79,087,799.08	9.34
Condo	411	62,088,670.98	7.33
Manufactured Housing	88	7,269,885.12	0.86
Row House	9	674,415.28	0.08
Town House	8	501,921.05	0.06
Deminimus PUD	2	350,787.31	0.04
Modular	1	59,929.72	0.01
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,130	$235,532,939.22	27.82%
CA-N	481	108,135,481.92	12.77
IL	412	62,360,797.18	7.37
FL	334	44,016,298.62	5.20
NY	162	35,517,769.51	4.20
NJ	163	34,144,123.18	4.03
HI	160	33,294,486.20	3.93
TX	262	30,833,609.68	3.64
MI	176	20,856,141.48	2.46
WA	104	19,195,211.08	2.27
AZ	117	17,478,314.95	2.06
MD	82	15,493,551.92	1.83
CO	99	15,267,522.20	1.80
PA	124	14,947,308.60	1.77
UT	92	13,954,836.97	1.65
NV	95	13,145,846.84	1.55
MA	65	13,106,624.20	1.55
OR	72	11,235,485.21	1.33
MN	59	11,093,957.50	1.31
CT	65	10,714,328.45	1.27
OH	101	10,196,427.69	1.20
VA	47	8,498,245.45	1.00
NC	58	6,912,507.43	0.82
MO	72	6,611,043.71	0.78
WI	53	5,650,296.56	0.67
DC	20	5,004,315.15	0.59
IN	62	4,963,300.57	0.59
RI	24	3,577,430.99	0.42
SC	32	3,561,719.83	0.42
OK	36	3,522,940.81	0.42
Other	272	27,782,794.62	3.28
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,172	$194,764,876.07	23.01%
1% of Orig. Bal.	16	1,552,369.65	0.18
1% of UPB	111	13,539,259.87	1.60
2 Mos. Int. of UPB	11	2,312,975.49	0.27
2 Mos. Int. on Amt. Prepaid, >20% Orig. Bal.	409	50,645,838.02	5.98
2% of UPB	88	11,009,110.92	1.30
3 Mos. Int. on Amt. Prepaid, >20% Orig. Bal.	3	668,740.00	0.08
3 Mos. Int. of UPB	44	8,576,668.64	1.01
3% 2% 1% of UPB	17	2,981,678.28	0.35
3% of UPB	11	826,441.18	0.10
4% of UPB	2	144,200.00	0.02
5% 3% of UPB	1	80,714.80	0.01
5% 4% 3% 2% 1% of UPB	3	318,021.44	0.04
5% 4% 3% of UPB	23	1,808,060.63	0.21
5% 4% of UPB	15	1,713,365.63	0.20
5% of UPB	13	1,398,747.06	0.17
6 Mos. Int. on Amt. Prepaid, >20% Orig. Bal.	2,414	460,216,603.36	54.36
6 Mos. Int. on 80% UPB	678	94,047,986.68	11.11
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	3,250	$526,803,854.95	62.23%
Stated	1,501	255,064,719.75	30.13
Limited	157	32,740,891.45	3.87
No Documentation	111	29,340,885.50	3.47
No Ratio	12	2,655,306.07	0.31
Total:	**5,031**	**$846,605,657.72**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	12	$2,411,227.15	0.39%
3.001 - 3.500	7	1,117,489.50	0.18
3.501 - 4.000	16	2,585,640.06	0.42
4.001 - 4.500	34	8,709,952.42	1.40
4.501 - 5.000	124	22,859,162.73	3.68
5.001 - 5.500	300	57,454,117.87	9.26
5.501 - 6.000	819	154,836,133.95	24.95
6.001 - 6.500	914	170,017,837.11	27.40
6.501 - 7.000	582	112,716,726.49	18.16
7.001 - 7.500	107	20,170,730.91	3.25
7.501 - 8.000	120	20,897,580.12	3.37
8.001 - 8.500	130	18,407,195.16	2.97
8.501 - 9.000	94	10,529,192.51	1.70
9.001 - 9.500	80	9,117,991.07	1.47
9.501 - 10.000	42	4,133,222.06	0.67
10.001 >=	57	4,589,326.68	0.74
Total:	**3,438**	**$620,553,525.79**	**100.00%**

Minimum: 1.270%
Maximum: 11.260%
Weighted Average: 6.374%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2	$61,318.64	0.01%
2.000	1,621	315,968,315.84	50.92
3.000	1,815	304,523,891.31	49.07
Total:	**3,438**	**$620,553,525.79**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.491%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,417	$616,042,308.92	99.27%
1.500	9	3,231,601.62	0.52
2.000	8	1,092,134.39	0.18
3.000	4	187,480.86	0.03
Total:	**3,438**	**$620,553,525.79**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.005%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$131,777.56	0.02%
10.001 - 10.500	2	328,429.20	0.05
10.501 - 11.000	9	1,929,409.44	0.31
11.001 - 11.500	12	1,634,836.76	0.26
11.501 - 12.000	50	13,360,707.22	2.15
12.001 - 12.500	79	19,123,804.51	3.08
12.501 - 13.000	165	42,467,326.21	6.84
13.001 - 13.500	401	81,557,980.56	13.14
13.501 - 14.000	617	123,500,167.82	19.90
14.001 - 14.500	551	104,705,296.46	16.87
14.501 - 15.000	569	97,009,260.50	15.63
15.001 - 15.500	356	57,474,796.60	9.26
15.501 - 16.000	310	43,956,309.41	7.08
16.001 - 16.500	129	14,506,366.83	2.34
16.501 - 17.000	92	9,406,325.40	1.52
17.001 - 17.500	49	5,216,239.53	0.84
17.501 - 18.000	24	2,593,691.09	0.42
18.001 - 18.500	14	1,066,944.32	0.17
18.501 - 19.000	6	416,195.57	0.07
19.001 - 19.500	2	167,660.80	0.03
Total:	**3,438**	**$620,553,525.79**	**100.00%**

NZ Minimum: 9.875%
Maximum: 19.230%
Weighted Average: 14.257%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	110	$22,187,573.56	3.58%
5.501 - 6.000	30	8,841,568.79	1.42
6.001 - 6.500	212	47,161,409.56	7.60
6.501 - 7.000	535	119,883,874.10	19.32
7.001 - 7.500	538	110,618,980.18	17.83
7.501 - 8.000	582	111,591,548.36	17.98
8.001 - 8.500	437	75,272,923.97	12.13
8.501 - 9.000	412	58,909,684.04	9.49
9.001 - 9.500	216	27,468,391.80	4.43
9.501 - 10.000	187	22,195,639.29	3.58
10.001 - 10.500	93	9,162,286.53	1.48
10.501 - 11.000	46	4,459,564.48	0.72
11.001 - 11.500	24	1,866,079.29	0.30
11.501 - 12.000	9	444,086.80	0.07
12.001 - 12.500	5	274,436.03	0.04
12.501 - 13.000	2	215,479.01	0.03
Total:	**3,438**	**$620,553,525.79**	**100.00%**

Minimum: 2.500%
Maximum: 12.750%
Weighted Average: 7.639%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-02	1	$45,739.59	0.01%
2003-03	1	92,648.48	0.01
2003-04	4	156,050.06	0.03
2003-05	3	186,112.98	0.03
2003-06	3	297,725.46	0.05
2003-10	2	48,380.74	0.01
2003-12	1	121,044.45	0.02
2004-01	2	873,445.78	0.14
2004-03	1	126,834.09	0.02
2004-07	6	1,029,410.83	0.17
2004-08	3	997,930.09	0.16
2004-09	6	1,588,782.40	0.26
2004-10	12	2,014,516.13	0.32
2004-11	25	4,527,516.48	0.73
2004-12	73	12,419,851.14	2.00
2005-01	271	46,361,001.56	7.47
2005-02	834	145,432,237.62	23.44
2005-03	906	173,782,633.33	28.00
2005-04	690	122,926,695.62	19.81
2005-05	2	853,000.00	0.14
2005-07	2	317,263.77	0.05
2005-10	2	531,546.71	0.09
2005-11	2	316,883.05	0.05
2005-12	6	1,077,269.09	0.17
2006-01	29	4,246,034.87	0.68
2006-02	177	32,162,572.06	5.18
2006-03	240	45,018,506.70	7.25
2006-04	131	22,345,635.00	3.60
2008-01	1	246,379.41	0.04
2008-03	1	349,878.30	0.06
2008-04	1	60,000.00	0.01
Total:	**3,438**	**$620,553,525.79**	**100.00%**

SAIL 2003-BC4 Collateral Summary – Group 1

Total Number of Loans	3,089	Primary Mortgage Insurance Coverage	
Total Outstanding Loan Balance	$508,682,199	Yes	42.3%
Average Loan Principal Balance	$164,675	No	57.7%
Fixed Rate	26.0%		
Adjustable Rate	74.0%	Primary Mortgage Insurance Coverage	
Prepayment Penalty	81.8%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.7%	Yes	77.7%
Weighted Average Margin	6.1%	No	22.3%
Weighted Average Initial Periodic Cap	2.3%		
Weighted Average Periodic Cap	1.0%	Prepayment Penalty	
Weighted Average Maximum Rate	14.4%	None	18.2%
Weighted Average Floor	7.7%	0.001-1,000	2.5%
Weighted Average Original Term (mo.)	357.0	1.001-2,000	51.5%
Weighted Average Remaining Term (mo.)	355.0	2.001-3,000	27.4%
Weighted Average Loan Age (mo.)	2.0	4.001-5,000	0.3%
Weighted Average Combined LTV	82.1%		
Non-Zero Weighted Average FICO	614		
Non-Zero Weighted Average DTI	40.5%	Geographic Distribution	
Percentage with DA Dividend	0.0%	(Other states account individually for less than	
Percentage with 5 year IO Term	0.0%	3% of the Cut-off Date principal balance)	
		CA	44.7%
		IL	8.6%
Lien Position		HI	6.1%
First	99.9%	NY	4.4%
Second	0.1%	FL	4.2%
		TX	3.9%
Product Type		NJ	3.2%
2/28 ARM (LIBOR)	59.6%		
Fixed Rate	25.8%	Occupancy Status	
3/27 ARM (LIBOR)	14.3%	Primary Home	92.6%
Balloon	0.2%	Investment	6.5%
Other	0.1%	Second Home	0.9%

Collateral Characteristics - Group 1

- Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	150	$5,920,308.93	1.16%
50,000.01 - 100,000.00	549	42,067,471.18	8.27
100,000.01 - 150,000.00	764	96,365,015.55	18.94
150,000.01 - 200,000.00	665	115,509,196.89	22.71
200,000.01 - 250,000.00	499	111,772,575.15	21.97
250,000.01 - 300,000.00	296	81,368,322.82	16.00
300,000.01 - 350,000.00	130	41,054,637.89	8.07
350,000.01 - 400,000.00	20	7,514,947.29	1.48
400,000.01 - 450,000.00	12	5,139,693.22	1.01
450,000.01 - 500,000.00	2	914,352.58	0.18
500,000.01 - 550,000.00	2	1,055,677.48	0.21
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Minimum: $20,000.00
Maximum: $530,677.48
Weighted Average: $164,675.36

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	13	$3,042,970.87	0.60%
6.001 - 6.500	220	41,594,400.86	8.18
6.501 - 7.000	562	109,816,387.74	21.59
7.001 - 7.500	556	102,966,530.15	20.24
7.501 - 8.000	560	95,707,999.47	18.81
8.001 - 8.500	384	61,241,997.24	12.04
8.501 - 9.000	339	47,272,449.36	9.29
9.001 - 9.500	171	21,043,357.79	4.14
9.501 - 10.000	127	13,577,911.55	2.67
10.001 - 10.500	62	5,557,740.02	1.09
10.501 - 11.000	43	4,087,412.08	0.80
11.001 - 11.500	22	1,290,057.15	0.25
11.501 - 12.000	16	688,470.88	0.14
12.001 - 12.500	12	578,691.23	0.11
12.501 >=	2	215,822.59	0.05
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Minimum: 5.900%
Maximum: 13.240%
Weighted Average: 7.717%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	75	$7,525,752.19	1.48%
181 - 240	9	1,233,775.00	0.24
301 - 360	3,005	499,922,671.79	98.28
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.0

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$51,915.99	0.01%
171 - 180	73	7,473,836.20	1.47
181 - 240	9	1,233,775.00	0.24
301 - 360	3,005	499,922,671.79	98.28
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Minimum: 170.0
Maximum: 359.0
Weighted Average: 355.0

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	2	$73,000.00	0.01%
20.001 - 30.000	17	1,653,450.58	0.33
30.001 - 40.000	19	1,856,284.36	0.36
40.001 - 50.000	54	5,838,332.02	1.15
50.001 - 60.000	111	15,641,889.17	3.07
60.001 - 70.000	293	45,451,593.55	8.94
70.001 - 80.000	1,015	161,135,033.34	31.68
80.001 - 90.000	1,134	197,477,216.37	38.82
90.001 - 100.000	444	79,555,399.59	15.64
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Minimum: 14.290%
Maximum: 100.000%
Non-Zero WA: 82.057%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	3	$575,991.49	0.11%
451 - 500	5	766,098.49	0.15
501 - 550	535	79,355,150.28	15.60
551 - 600	883	139,380,896.51	27.40
601 - 650	946	160,542,374.89	31.56
651 - 700	494	86,172,334.78	16.94
701 - 750	166	30,944,425.56	6.08
751 - 800	56	10,661,169.12	2.10
801 >=	1	283,757.86	0.06
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Non-Zero Minimum: 500
Maximum: 801
Non-Zero WA: 614

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,624	$272,160,601.66	53.50%
Purchase	957	151,643,289.37	29.81
Rate/Term Refinance	400	66,443,247.15	13.06
Debt Consolidation	108	18,435,060.80	3.62
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,177	$352,130,956.88	69.22%
2-4 Family	287	56,752,288.90	11.16
PUD	280	50,182,446.73	9.87
Condo	297	45,178,327.65	8.88
Manufactured Housing	40	3,763,910.12	0.74
Row House	7	544,460.34	0.11
Townhouse	1	129,808.36	0.03
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	876	$168,606,264.73	33.15%
CA-N	283	58,529,035.57	11.51
IL	298	43,603,948.97	8.57
HI	135	31,163,677.84	6.13
NY	108	22,322,901.01	4.39
FL	159	21,611,394.19	4.25
TX	194	19,958,593.80	3.92
NJ	87	16,167,101.40	3.18
WA	69	11,870,929.58	2.33
AZ	76	9,928,293.67	1.95
UT	57	9,076,327.76	1.78
MI	72	8,530,536.77	1.68
NV	56	8,436,960.57	1.66
OR	54	8,313,856.65	1.63
CO	52	7,738,347.73	1.52
MD	44	7,711,091.29	1.52
MA	37	7,230,381.14	1.42
CT	49	6,419,450.85	1.26
MN	38	6,163,665.29	1.21
PA	43	5,186,915.78	1.02
MO	43	4,033,509.80	0.79
WI	26	2,835,229.87	0.56
VA	17	2,567,135.48	0.50
OK	27	2,135,726.17	0.42
IN	28	2,044,452.01	0.40
DC	11	1,837,340.53	0.36
IA	20	1,522,473.92	0.30
NC	15	1,428,240.81	0.28
NM	11	1,270,090.25	0.25
TN	16	1,186,335.73	0.23
Other	88	9,251,989.82	1.82
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	617	$92,723,586.95	18.23%
1% of Orig. Bal.	6	514,715.94	0.10
1% of UPB	75	8,532,441.71	1.68
2 Mos. Int. on UPB	9	1,457,975.49	0.29
2% of UPB	53	6,167,686.96	1.21
3 Mos. Int. on UPB	32	6,301,476.22	1.24
3% 2% 1% of UPB	13	2,083,315.97	0.41
5% 4% 3% 2% 1% of UPB	3	318,021.44	0.06
5% of UPB	3	267,953.47	0.05
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,956	340,668,003.82	66.97
6 Mos. Int. on 80% of UPB	322	49,647,021.01	9.76
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	2,199	$349,977,778.58	68.80%
Stated	783	137,386,444.61	27.01
Limited	89	18,913,623.89	3.72
No Documentation	18	2,404,351.90	0.47
Total:	**3,089**	**$508,682,198.98**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$250,200.00	0.07%
3.501 - 4.000	1	242,816.69	0.06
4.501 - 5.000	50	7,617,510.76	2.02
5.001 - 5.500	245	41,366,529.86	10.99
5.501 - 6.000	714	118,396,558.34	31.46
6.001 - 6.500	770	127,700,889.97	33.93
6.501 - 7.000	449	80,755,792.55	21.46
Total:	**2,230**	**$376,330,298.17**	**100.00%**

Minimum: 1.270 %
Maximum: 6.700%
Weighted Average: 6.141%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	1,482	$262,223,220.80	69.68%
3.000	748	114,107,077.37	30.32
Total:	**2,230**	**$376,330,298.17**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.303%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2,230	$376,330,298.17	100.00%
Total:	**2,230**	**$376,330,298.17**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.501 - 12.000	8	$1,811,833.03	0.48%
12.001 - 12.500	28	5,381,827.47	1.43
12.501 - 13.000	80	16,582,278.55	4.41
13.001 - 13.500	295	54,815,912.43	14.57
13.501 - 14.000	431	79,083,790.85	21.01
14.001 - 14.500	384	68,012,016.20	18.07
14.501 - 15.000	389	66,053,550.40	17.55
15.001 - 15.500	237	38,221,489.95	10.16
15.501 - 16.000	190	26,170,303.76	6.95
16.001 - 16.500	85	10,171,832.99	2.70
16.501 - 17.000	52	5,451,818.41	1.45
17.001 - 17.500	28	2,620,634.80	0.70
17.501 - 18.000	13	1,214,109.05	0.32
18.001 - 18.500	8	506,858.70	0.13
18.501 - 19.000	1	187,853.60	0.05
19.001 - 19.500	1	44,187.98	0.01
Total:	**2,230**	**$376,330,298.17**	**100.00%**

NZ Minimum: 11.900 %
Maximum: 19.230%
Weighted Average: 14.381%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	10	$2,253,733.03	0.60%
6.001 - 6.500	161	31,034,298.52	8.25
6.501 - 7.000	408	79,554,956.73	21.14
7.001 - 7.500	402	74,633,300.16	19.83
7.501 - 8.000	413	73,686,055.24	19.58
8.001 - 8.500	288	47,399,485.44	12.60
8.501 - 9.000	255	35,281,060.68	9.38
9.001 - 9.500	123	15,537,837.19	4.13
9.501 - 10.000	88	9,616,463.03	2.56
10.001 - 10.500	42	3,814,493.53	1.01
10.501 - 11.000	19	2,159,205.75	0.57
11.001 - 11.500	12	782,819.39	0.21
11.501 - 12.000	5	241,201.45	0.06
12.001 - 12.500	3	147,534.43	0.04
12.501 - 13.000	1	187,853.60	0.05
Total:	**2,230**	**$376,330,298.17**	**100.00%**

Minimum: 5.900%
Maximum: 12.505%
Weighted Average: 7.691%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-04	1	$57,818.68	0.02%
2003-05	1	72,601.13	0.02
2004-07	1	103,276.03	0.03
2004-08	1	242,816.69	0.06
2004-09	2	409,830.15	0.11
2004-10	4	721,167.79	0.19
2004-11	7	1,368,309.68	0.36
2004-12	31	5,046,328.13	1.34
2005-01	86	14,006,336.52	3.72
2005-02	313	52,298,963.97	13.90
2005-03	703	117,674,638.79	31.27
2005-04	664	111,231,717.42	29.56
2005-07	2	317,263.77	0.08
2005-10	1	248,825.97	0.07
2005-11	1	269,062.24	0.07
2005-12	2	566,069.99	0.15
2006-01	4	567,853.15	0.15
2006-02	95	16,998,530.11	4.52
2006-03	180	32,426,873.55	8.62
2006-04	129	21,395,635.00	5.69
2008-01	1	246,379.41	0.07
2008-04	1	60,000.00	0.02
Total:	**2,230**	**$376,330,298.17**	**100.00%**

SAIL 2003-BC4 Collateral Summary – Group 2

Total Number of Loans	1,942	Primary Mortgage Insurance Coverage	
Total Outstanding Loan Balance	$337,923,459	Yes	35.3%
Average Loan Principal Balance	$174,008	No	64.7%
Fixed Rate	27.7%		
Adjustable Rate	72.3%	Primary Mortgage Insurance Coverage	
Prepayment Penalty	69.8%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	8.2%	Yes	68.8%
Weighted Average Margin	6.7%	No	31.2%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	Prepayment Penalty	
Weighted Average Maximum Rate	14.1%	None	30.2%
Weighted Average Floor	7.5%	0.001-1.000	3.2%
Weighted Average Original Term (mo.)	355.9	1.001-2.000	47.0%
Weighted Average Remaining Term (mo.)	352.4	2.001-3.000	16.2%
Weighted Average Loan Age (mo.)	3.5	3.001-4.000	0.2%
Weighted Average Combined LTV	84.1%	4.001-5.000	3.2%
Non-Zero Weighted Average FICO	629		
Non-Zero Weighted Average DTI	40.4%	Geographic Distribution	
Percentage with DA Dividend	0.0%	(Other states account individually for less than	
Percentage with 5 year IO Term	0.0%	3% of the Cut-off Date principal balance)	
		CA	34.5%
		FL	6.6%
Lien Position		IL	5.6%
First	95.8%	NJ	5.3%
Second	4.2%	NY	3.9%
		MI	3.7%
Product Type		TX	3.2%
2/28 ARM (LIBOR)	62.1%		
Fixed Rate	27.2%	Occupancy Status	
3/27 ARM (LIBOR)	10.0%	Primary Home	91.4%
Balloon	0.5%	Investment	8.4%
Other	0.2%	Second Home	0.2%

Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	294	$9,871,211.36	2.92%
50,000.01 - 100,000.00	530	39,147,103.98	11.58
100,000.01 - 150,000.00	350	42,817,708.08	12.67
150,000.01 - 200,000.00	187	32,339,682.31	9.57
200,000.01 - 250,000.00	94	20,954,120.47	6.20
250,000.01 - 300,000.00	59	16,198,985.62	4.79
300,000.01 - 350,000.00	120	39,787,916.78	11.77
350,000.01 - 400,000.00	143	54,000,238.73	15.98
400,000.01 - 450,000.00	55	23,463,854.00	6.94
450,000.01 - 500,000.00	49	23,549,165.48	6.97
500,000.01 - 550,000.00	22	11,579,725.13	3.43
550,000.01 - 600,000.00	17	9,773,021.27	2.89
600,000.01 - 650,000.00	19	12,156,632.19	3.60
650,000.01 - 700,000.00	1	674,387.19	0.20
700,000.01 - 750,000.00	1	734,396.34	0.22
850,000.01 - 900,000.00	1	875,309.81	0.26
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Minimum: $9.43
Maximum: $875,309.81
Weighted Average: $174,007.96

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	3	$356,192.49	0.11%
5.501 - 6.000	27	8,166,085.70	2.42
6.001 - 6.500	64	20,722,171.68	6.13
6.501 - 7.000	149	48,427,653.61	14.33
7.001 - 7.500	201	55,763,786.26	16.50
7.501 - 8.000	243	55,843,731.70	16.53
8.001 - 8.500	195	39,444,265.07	11.67
8.501 - 9.000	217	34,887,250.19	10.32
9.001 - 9.500	137	18,088,779.82	5.35
9.501 - 10.000	163	19,077,980.85	5.65
10.001 - 10.500	132	10,012,333.07	2.96
10.501 - 11.000	113	8,274,574.71	2.45
11.001 - 11.500	120	6,299,887.19	1.86
11.501 - 12.000	83	5,631,007.89	1.67
12.001 - 12.500	32	2,366,504.96	0.70
12.501 - 13.000	20	1,480,925.71	0.44
13.001 - 13.500	13	824,807.06	0.24
13.501 - 14.000	12	1,535,044.07	0.45
14.001 - 14.250	4	104,361.40	0.03
14.251 >=	14	616,115.31	0.18
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Minimum: 4.625%
Maximum: 17.390%
Weighted Average: 8.195%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	151	$7,349,463.57	2.17%
181 - 240	7	640,290.19	0.19
301 - 360	1,784	329,933,704.98	97.64
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 355.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	6	$329,387.41	0.10%
171 - 180	146	7,047,839.45	2.09
181 - 240	7	640,290.19	0.19
241 - 300	1	231,699.67	0.07
301 - 360	1,782	329,674,242.02	97.56
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Minimum: 137.0
Maximum: 360.0
Weighted Average: 352.4

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	4	$243,801.08	0.07%
30.001 - 40.000	9	1,492,447.17	0.44
40.001 - 50.000	15	2,465,152.37	0.73
50.001 - 60.000	41	5,293,132.51	1.57
60.001 - 70.000	122	26,183,188.49	7.75
70.001 - 80.000	561	114,989,073.95	34.03
80.001 - 90.000	489	100,862,131.19	29.85
90.001 - 100.000	701	86,394,531.98	25.57
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Minimum: 20.830%
Maximum: 100.000%
Non-Zero WA: 84.080%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1	$20,617.45	0.01%
451 - 500	2	126,901.60	0.04
501 - 550	173	31,181,068.70	9.23
551 - 600	445	80,050,043.62	23.69
601 - 650	662	111,895,168.40	33.11
651 - 700	452	77,628,101.47	22.97
701 - 750	163	28,352,960.52	8.39
751 - 800	44	8,668,596.98	2.57
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Non-Zero Minimum: 494
Maximum: 798
Non-Zero WA: 629

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	882	$155,237,042.06	45.94%
Purchase	865	133,177,285.17	39.41
Rate/Term Refinance	148	33,865,032.23	10.02
Debt Consolidation	31	14,203,390.72	4.20
Home Improvement	16	1,440,708.56	0.43
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,431	$248,927,206.30	73.66%
PUD	191	45,331,639.27	13.41
2-4 Family	146	22,335,510.18	6.61
Condo	114	16,910,343.33	5.00
Manufactured Housing	48	3,505,975.00	1.04
Town House	7	372,112.69	0.11
Deminimus PUD	2	350,787.31	0.10
Row House	2	129,954.94	0.04
Modular	1	59,929.72	0.02
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	254	$66,926,674.49	19.81%
CA-N	198	49,606,446.35	14.68
FL	175	22,404,904.43	6.63
IL	114	18,756,848.21	5.55
NJ	76	17,977,021.78	5.32
NY	54	13,194,868.50	3.90
MI	104	12,325,604.71	3.65
TX	68	10,875,015.88	3.22
PA	81	9,760,392.82	2.89
OH	87	9,017,620.86	2.67
MD	38	7,782,460.63	2.30
AZ	41	7,550,021.28	2.23
CO	47	7,529,174.47	2.23
WA	35	7,324,281.50	2.17
VA	30	5,931,109.97	1.76
MA	28	5,876,243.06	1.74
NC	43	5,484,266.62	1.62
MN	21	4,930,292.21	1.46
UT	35	4,878,509.21	1.44
NV	39	4,708,886.27	1.39
CT	16	4,294,877.60	1.27
SC	28	3,313,638.50	0.98
DC	9	3,166,974.62	0.94
OR	18	2,921,628.56	0.86
IN	34	2,918,848.56	0.86
WI	27	2,815,066.69	0.83
MO	29	2,577,533.91	0.76
RI	16	2,446,345.19	0.72
HI	25	2,130,808.36	0.63
TN	22	2,110,130.76	0.62
Other	150	16,386,962.74	4.85
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	555	$102,041,289.12	30.20%
1% of Orig. Bal.	10	1,037,653.71	0.31
1% of UPB	36	5,006,818.16	1.48
2 Mos. Int. on Amt Prepaid, >20% Orig. Bal.	409	50,645,838.02	14.99
2 Mos. Int. on UPB	2	855,000.00	0.25
2% of UPB	35	4,841,423.96	1.43
3 Mos. Int. on Amt Prepaid, >20% Orig. Bal.	3	668,740.00	0.20
3 Mos. Int. on UPB	12	2,275,192.42	0.67
3% 2% 1% of UPB	4	898,362.31	0.27
3% of UPB	11	826,441.18	0.24
4% of UPB	2	144,200.00	0.04
5% 3% of UPB	1	80,714.80	0.02
5% 4% 3% of UPB	23	1,808,060.63	0.54
5% 4% of UPB	15	1,713,365.63	0.51
5% of UPB	10	1,130,793.59	0.33
6 Mos. Int. on Amt Prepaid, >20% Orig. Bal.	458	119,548,599.54	35.38
6 Mos. Int. on 80% of UPB	356	44,400,965.67	13.14
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,051	$176,826,076.37	52.33%
Stated	718	117,678,275.14	34.82
No Documentation	93	26,936,533.60	7.97
Limited	68	13,827,267.56	4.09
No Ratio	12	2,655,306.07	0.79
Total:	**1,942**	**$337,923,458.74**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	11	$2,161,027.15	0.88%
3.001 - 3.500	7	1,117,489.50	0.46
3.501 - 4.000	15	2,342,823.37	0.96
4.001 - 4.500	34	8,709,952.42	3.57
4.501 - 5.000	74	15,241,651.97	6.24
5.001 - 5.500	55	16,087,588.01	6.59
5.501 - 6.000	105	36,439,575.61	14.92
6.001 - 6.500	144	42,316,947.14	17.33
6.501 - 7.000	133	31,960,933.94	13.09
7.001 - 7.500	107	20,170,730.91	8.26
7.501 - 8.000	120	20,897,580.12	8.56
8.001 - 8.500	130	18,407,195.16	7.54
8.501 - 9.000	94	10,529,192.51	4.31
9.001 - 9.500	80	9,117,991.07	3.73
9.501 - 10.000	42	4,133,222.06	1.69
10.001 >=	57	4,589,326.68	1.88
Total:	**1,208**	**$244,223,227.62**	**100.00%**

Minimum: 2.500%
Maximum: 11.260%
Weighted Average: 6.732%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2	$61,318.64	0.03%
2.000	139	53,745,095.04	22.01
3.000	1,067	190,416,813.94	77.97
Total:	**1,208**	**$244,223,227.62**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.779%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,187	$239,712,010.75	98.15%
1.500	9	3,231,601.62	1.32
2.000	8	1,092,134.39	0.45
3.000	4	187,480.86	0.08
Total:	**1,208**	**$244,223,227.62**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.013%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$131,777.56	0.05%
10.001 - 10.500	2	328,429.20	0.13
10.501 - 11.000	9	1,929,409.44	0.79
11.001 - 11.500	12	1,634,836.76	0.67
11.501 - 12.000	42	11,548,874.19	4.73
12.001 - 12.500	51	13,741,977.04	5.63
12.501 - 13.000	85	25,885,047.66	10.60
13.001 - 13.500	106	26,742,068.13	10.95
13.501 - 14.000	186	44,416,376.97	18.19
14.001 - 14.500	167	36,693,280.26	15.02
14.501 - 15.000	180	30,955,710.10	12.68
15.001 - 15.500	119	19,253,306.65	7.88
15.501 - 16.000	120	17,786,005.65	7.28
16.001 - 16.500	44	4,334,533.84	1.77
16.501 - 17.000	40	3,954,506.99	1.62
17.001 - 17.500	21	2,595,604.73	1.06
17.501 - 18.000	11	1,379,582.04	0.56
18.001 - 18.500	6	560,085.62	0.23
18.501 - 19.000	5	228,341.97	0.09
19.001 - 19.500	1	123,472.82	0.05
Total:	**1,208**	**$244,223,227.62**	**100.00%**

NZ Minimum: 9.875%
Maximum: 19.170%
Weighted Average: 14.067%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	110	$22,187,573.56	9.08%
5.501 - 6.000	20	6,587,835.76	2.70
6.001 - 6.500	51	16,127,111.04	6.60
6.501 - 7.000	127	40,328,917.37	16.51
7.001 - 7.500	136	35,985,680.02	14.73
7.501 - 8.000	169	37,905,493.12	15.52
8.001 - 8.500	149	27,873,438.53	11.41
8.501 - 9.000	157	23,628,623.36	9.68
9.001 - 9.500	93	11,930,554.61	4.89
9.501 - 10.000	99	12,579,176.26	5.15
10.001 - 10.500	51	5,347,793.00	2.19
10.501 - 11.000	27	2,300,358.73	0.94
11.001 - 11.500	12	1,083,259.90	0.44
11.501 - 12.000	4	202,885.35	0.08
12.001 - 12.500	2	126,901.60	0.05
12.501 - 13.000	1	27,625.41	0.01
Total:	**1,208**	**$244,223,227.62**	**100.00%**

Minimum: 2.500%
Maximum: 12.750%
Weighted Average: 7.558%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-02	1	$45,739.59	0.02%
2003-03	1	92,648.48	0.04
2003-04	3	98,231.38	0.04
2003-05	2	113,511.85	0.05
2003-06	3	297,725.46	0.12
2003-10	2	48,380.74	0.02
2003-12	1	121,044.45	0.05
2004-01	2	873,445.78	0.36
2004-03	1	126,834.09	0.05
2004-07	5	926,134.80	0.38
2004-08	2	755,113.40	0.31
2004-09	4	1,178,952.25	0.48
2004-10	8	1,293,348.34	0.53
2004-11	18	3,159,206.80	1.29
2004-12	42	7,373,523.01	3.02
2005-01	185	32,354,665.04	13.25
2005-02	521	93,133,273.65	38.13
2005-03	203	56,107,994.54	22.97
2005-04	26	11,694,978.20	4.79
2005-05	2	853,000.00	0.35
2005-10	1	282,720.74	0.12
2005-11	1	47,820.81	0.02
2005-12	4	511,199.10	0.21
2006-01	25	3,678,181.72	1.51
2006-02	82	15,164,041.95	6.21
2006-03	60	12,591,633.15	5.16
2006-04	2	950,000.00	0.39
2008-03	1	349,878.30	0.14
Total:	**1,208**	**$244,223,227.62**	**100.00%**

$818,280,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC4
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/Fitch/S&P)(4)
1-A1(5)	$246,749,000	1M Libor	1.00	1-27	14.00%	TBD	5/25/2033	Aaa/AAA/AAA
1-A2(5)	$183,309,000	(7)	4.75	27-90	14.00%	(7)	5/25/2033	Aaa/AAA/AAA
2-A1 (6)	$159,631,000	1M Libor	1.00	1-27	14.00%	TBD	5/25/2033	Aaa/AAA/AAA
2-A2 (6)	$118,993,000	(8)	4.76	27-90	14.00%	(8)	5/25/2033	Aaa/AAA/AAA
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	11/25/2004	Aaa/AAA/AAA
M1	$35,434,000	1M Libor	5.00	39-90	9.70%	TBD	5/25/2033	Aa2/AA/AA
M2	$37,082,000	1M Libor	4.97	38-90	5.20%	TBD	5/25/2033	A2/A/A
M3	$10,301,000	1M Libor	4.95	37-90	3.95%	TBD	5/25/2033	A3/A-/A-
M4	$12,361,000	1M Libor	4.85	37-90	2.45%	TBD	5/25/2033	Baa1/BBB+/NR
M5	$7,004,000	1M Libor	4.45	37-76	1.60%	TBD	5/25/2033	Baa2/BBB/NR
B	$7,416,000	1M Libor	3.58	37-59	0.70%	TBD	5/25/2033	Baa3/BBB-/NR

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/Fitch/S&P)(4)
1-A1(5)	$246,749,000	1M Libor	1.00	1-27	14.00%	TBD	5/25/2033	Aaa/AAA/AAA
1-A2(5)	$183,309,000	(7)	5.27	27-188	14.00%	(7)	5/25/2033	Aaa/AAA/AAA
2-A1 (6)	$159,631,000	1M Libor	1.00	1-27	14.00%	TBD	5/25/2033	Aaa/AAA/AAA
2-A2 (6)	$118,993,000	(8)	5.30	27-188	14.00%	(8)	5/25/2033	Aaa/AAA/AAA
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A	11/25/2004	Aaa/AAA/AAA
M1	$35,434,000	1M Libor	5.43	39-142	9.70%	TBD	5/25/2033	Aa2/AA/AA
M2	$37,082,000	1M Libor	5.28	38-128	5.20%	TBD	5/25/2033	A2/A/A
M3	$10,301,000	1M Libor	5.09	37-104	3.95%	TBD	5/25/2033	A3/A-/A-
M4	$12,361,000	1M Libor	4.85	37-94	2.45%	TBD	5/25/2033	Baa1/BBB+/NR
M5	$7,004,000	1M Libor	4.45	37-76	1.60%	TBD	5/25/2033	Baa2/BBB/NR
B	$7,416,000	1M Libor	3.58	37-59	0.70%	TBD	5/25/2033	Baa3/BBB-/NR

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.70%.

(4) All Classes of Certificates will be rated by Moody's and Fitch. The Class 1-A1, 1-A2, 2-A1, 2-A2, M1, M2, M3 will also be rated by S&P.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 2-A1 and Class 2-A2 are the Group 2 Senior Certificates.

(7) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid sequentially to the Class 1-A1 and the Class 1-A2 Certificates and all Group 2 principal will be paid sequentially to the Class 2-A1 and the Class 2-A2 Certificates. Once the Group 1 Senior Certificates have been retired, and if the Group 2 Senior Certificates remain outstanding, all principal collected from Group 1 will be allocated to the Group 2 Senior Certificates. Conversely, once the Group 2 Senior Certificates have been retired, and if the Group 1 Senior Certificates remain outstanding, all principal collected from Group 2 will be allocated to the Group 1 Senior Certificates. After the Group 1 and Group 2 Senior Certificates have been reduced to zero, principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid sequentially to the Class 1-A1 and the Class 1-A2 Certificates and all Group 2 principal will be paid sequentially to the Class 2-A1 and the Class 2-A2 Certificates, to the Targeted Senior Enhancement Percentage. Once the Group 1 Senior Certificates have been retired, and if the Group 2 Senior Certificates remain outstanding, all principal collected from Group 1 will be allocated to the Group 2 Senior Certificates, to the Targeted Senior Enhancement Percentage. Conversely, once the Group 2 Senior Certificates have been retired, and if the Group 1 Senior Certificates remain outstanding, all principal collected from Group 2 will be allocated to the Group 1 Senior Certificates, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.70% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for each of the Class 1-A2 and the Class 2-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their respective Net Funds Cap (as defined herein). Beginning on April 25, 2005, the Class 1-A2 and the Class 2-A2 Certificates will each accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) their respective Net Funds Cap (as defined herein) and beginning on May 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and the Class 2-A2 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on May 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	Total Notional Amount
1-6	$165,022,185	$106,913,815	$271,936,000
7-12	135,018,096	87,474,904	222,493,000
13-18	60,008,178	38,877,822	98,886,000

On and after the 19th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 61% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 39% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.30%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	521,754,307.49
3	512,044,004.34
4	500,986,293.95
5	488,607,238.99
6	474,939,781.56
7	460,023,709.60
8	443,905,507.48
9	426,638,392.77
10	408,482,786.83
11	389,491,082.48
12	369,997,967.12

Month	Approximate Notional Balance ($)
13	350,047,182.20
14	329,686,958.86
15	308,966,355.55
16	288,050,194.84
17	267,614,036.66
18	248,515,088.77
19	230,038,677.99
20	212,164,612.93
21	194,873,235.37
22	178,145,588.63
23	158,170,526.91
24	133,610,930.94

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Class 1-A1 and Class 1-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 and the first 24 Distribution Dates, (b) will be equal to 1.

The "Class 2-A1 and Class 2-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to 2-A2 and the first 24 Distribution Dates, clause (1b) will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Class 1-A1 and Class 1-A2 Net Funds Cap and the Class 2-A1 and Class 2-A2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (49.5%) Finance America (16.7%), Fieldstone Mortgage (8.0%), Aegis (7.3%), SIB Mortgage Corp. (5.8%), Impac (4.9%), CIT Group (2.5%) and Greenpoint (2.3%) and as of the closing date will be serviced by Ocwen (75.3%), Option One (22.1%), Aurora Loan Services (1.5%) and Wilshire (1.2%). The loans currently serviced by Option One are expected to transfer to Ocwen on or prior to June 1, 2003.

Mortgage Insurance

Approximately 73.8% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian, PMI, or Triad. Approximately 71.7% and 27.8% of these insured mortgage loans are covered by the MGIC and Radian policy, respectively. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1 and Class 2-A1, the margins on Class 1-A2 and 2-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.70% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1
Aaa/AAA/AAA
Libor Floater
(Group 1)</td><td>2-A1
Aaa/AAA/AAA
Libor Floater
(Group 2)</td><td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A1 and 2-A2.</td></tr>
<tr><td>1-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 1)</td><td>2-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 2)</td></tr>
<tr><td colspan="3">M1
Aa2/AA/AA
Libor Floater</td><td rowspan="6">Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="3">M2
A2/A/A
Libor Floater</td></tr>
<tr><td colspan="3">M3
A3/A-/A-
Libor Floater</td></tr>
<tr><td colspan="3">M4
Baa1/BBB+/NR
Libor Floater</td></tr>
<tr><td colspan="3">M5
Baa2/BBB/NR
Libor Floater</td></tr>
<tr><td colspan="3">B
Baa3/BBB-/NR
Libor Floater</td></tr>
</table>

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC4
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: June 25, 2003
Cut-Off Date:	May 1, 2003
Expected Pricing Date:	May [ ], 2003
Closing Date:	May 30, 2003
Settlement Date:	May 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	May 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 1-A2 (following the 24th Distribution Date), 2-A1, 2-A2 (following the 24th Distribution Date), M1, M2, M3 and M4, M5, B 30/360 on Classes 1-A2 and 2-A2 (for the first 24 Distribution Dates) and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.005% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.05	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	6/25/2006	8/25/2005	2/25/2005	10/25/2004
Class 1-A2					
Avg. Life (yrs)	9.62	6.51	4.75	3.56	2.67
Window (mos)	55-177	37-122	27-90	21-70	17-57
Expected Final Mat.	2/25/2018	7/25/2013	11/25/2010	3/25/2009	2/25/2008
Class 2-A1					
Avg. Life (yrs)	2.06	1.37	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	6/25/2006	8/25/2005	2/25/2005	10/25/2004
Class 2-A2					
Avg. Life (yrs)	9.67	6.54	4.76	3.57	2.68
Window (mos)	55-177	37-122	27-90	21-70	17-57
Expected Final Mat.	2/25/2018	7/25/2013	11/25/2010	3/25/2009	2/25/2008
Class M1					
Avg. Life (yrs)	9.73	6.59	5.00	4.31	4.19
Window (mos)	56-177	37-122	39-90	42-70	45-57
Expected Final Mat.	2/25/2018	7/25/2013	11/25/2010	3/25/2009	2/25/2008
Class M2					
Avg. Life (yrs)	9.73	6.59	4.97	4.17	3.84
Window (mos)	56-177	37-122	38-90	39-70	40-57
Expected Final Mat.	2/25/2018	7/25/2013	11/25/2010	3/25/2009	2/25/2008
Class M3					
Avg. Life (yrs)	9.73	6.59	4.95	4.11	3.70
Window (mos)	56-177	37-122	37-90	38-70	39-57
Expected Final Mat.	2/25/2018	7/25/2013	11/25/2010	3/25/2009	2/25/2008
Class M4					
Avg. Life (yrs)	9.57	6.46	4.85	4.01	3.57
Window (mos)	56-177	37-122	37-90	38-70	38-57
Expected Final Mat.	2/25/2018	7/25/2013	11/25/2010	3/25/2009	2/25/2008
Class M5					
Avg. Life (yrs)	8.82	5.92	4.45	3.67	3.29
Window (mos)	56-151	37-103	37-76	37-59	37-47
Expected Final Mat.	12/25/2015	12/25/2011	9/25/2009	4/25/2008	4/25/2007
Class B					
Avg. Life (yrs)	6.98	4.66	3.58	3.17	3.07
Window (mos)	56-120	37-81	37-59	37-46	37-37
Expected Final Mat.	5/25/2013	2/25/2010	4/25/2008	3/25/2007	6/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call[1]

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	4/25/2006	4/25/2005	9/25/2004
Class 1-A2			
Avg. Life (yrs)	6.31	3.96	2.52
Window (mos)	35-118	23-77	16-54
Expected Final Mat.	3/25/2013	10/25/2009	11/25/2007
Class 2-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	4/25/2006	4/25/2005	9/25/2004
Class 2-A2			
Avg. Life (yrs)	6.33	3.96	2.52
Window (mos)	35-118	23-77	16-54
Expected Final Mat.	3/25/2013	10/25/2009	11/25/2007
Class M1			
Avg. Life (yrs)	6.38	4.49	4.20
Window (mos)	37-118	41-77	46-54
Expected Final Mat.	3/25/2013	10/25/2009	11/25/2007
Class M2			
Avg. Life (yrs)	6.38	4.41	3.80
Window (mos)	37-118	38-77	41-54
Expected Final Mat.	3/25/2013	10/25/2009	11/25/2007
Class M3			
Avg. Life (yrs)	6.38	4.36	3.63
Window (mos)	37-118	38-77	39-54
Expected Final Mat.	3/25/2013	10/25/2009	11/25/2007
Class M4			
Avg. Life (yrs)	6.26	4.26	3.51
Window (mos)	37-118	37-77	38-54
Expected Final Mat.	3/25/2013	10/25/2009	11/25/2007
Class M5			
Avg. Life (yrs)	5.74	3.90	3.24
Window (mos)	37-99	37-64	38-45
Expected Final Mat.	8/25/2011	9/25/2008	2/25/2007
Class B			
Avg. Life (yrs)	4.52	3.27	3.07
Window (mos)	37-78	37-50	37-38
Expected Final Mat.	11/25/2009	7/25/2007	7/25/2006

Sensitivity Analysis –To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.05	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	6/25/2006	8/25/2005	2/25/2005	10/25/2004
Class 1-A2					
Avg. Life (yrs)	10.47	7.19	5.27	3.97	3.00
Window (mos)	55-315	37-245	27-188	21-148	17-119
Expected Final Mat.	8/25/2029	10/25/2023	1/25/2019	9/25/2015	4/25/2013
Class 2-A1					
Avg. Life (yrs)	2.06	1.37	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	6/25/2006	8/25/2005	2/25/2005	10/25/2004
Class 2-A2					
Avg. Life (yrs)	10.54	7.23	5.30	3.99	3.01
Window (mos)	55-316	37-246	27-188	21-148	17-120
Expected Final Mat.	9/25/2029	11/25/2023	1/25/2019	9/25/2015	5/25/2013
Class M1					
Avg. Life (yrs)	10.47	7.15	5.43	4.65	4.45
Window (mos)	56-262	37-189	39-142	42-111	45-89
Expected Final Mat.	3/25/2025	2/25/2019	3/25/2015	8/25/2012	10/25/2010
Class M2					
Avg. Life (yrs)	10.28	7.00	5.28	4.42	4.03
Window (mos)	56-241	37-171	38-128	39-100	40-80
Expected Final Mat.	6/25/2023	8/25/2017	1/25/2014	9/25/2011	1/25/2010
Class M3					
Avg. Life (yrs)	9.98	6.76	5.09	4.22	3.77
Window (mos)	56-203	37-141	37-104	38-81	39-65
Expected Final Mat.	4/25/2020	2/25/2015	1/25/2012	2/25/2010	10/25/2008
Class M4					
Avg. Life (yrs)	9.58	6.47	4.85	4.02	3.57
Window (mos)	56-184	37-127	37-94	38-73	38-59
Expected Final Mat.	9/25/2018	12/25/2013	3/25/2011	6/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	8.82	5.92	4.45	3.67	3.29
Window (mos)	56-151	37-103	37-76	37-59	37-47
Expected Final Mat.	12/25/2015	12/25/2011	9/25/2009	4/25/2008	4/25/2007
Class B					
Avg. Life (yrs)	6.98	4.66	3.58	3.17	3.07
Window (mos)	56-120	37-81	37-59	37-46	37-37
Expected Final Mat.	5/25/2013	2/25/2010	4/25/2008	3/25/2007	6/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	4/25/2006	4/25/2005	9/25/2004
Class 1-A2			
Avg. Life (yrs)	6.97	4.39	2.84
Window (mos)	35-238	23-159	16-114
Expected Final Mat.	3/25/2023	8/25/2016	11/25/2012
Class 2-A1			
Avg. Life (yrs)	1.32	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	4/25/2006	4/25/2005	9/25/2004
Class 2-A2			
Avg. Life (yrs)	7.00	4.40	2.84
Window (mos)	35-239	23-160	16-114
Expected Final Mat.	4/25/2023	9/25/2016	11/25/2012
Class M1			
Avg. Life (yrs)	6.93	4.84	4.46
Window (mos)	37-183	41-120	46-85
Expected Final Mat.	8/25/2018	5/25/2013	6/25/2010
Class M2			
Avg. Life (yrs)	6.78	4.66	3.99
Window (mos)	37-166	38-108	41-77
Expected Final Mat.	3/25/2017	5/25/2012	10/25/2009
Class M3			
Avg. Life (yrs)	6.55	4.46	3.71
Window (mos)	37-136	38-88	39-63
Expected Final Mat.	9/25/2014	9/25/2010	8/25/2008
Class M4			
Avg. Life (yrs)	6.27	4.26	3.52
Window (mos)	37-123	37-79	38-56
Expected Final Mat.	8/25/2013	12/25/2009	1/25/2008
Class M5			
Avg. Life (yrs)	5.74	3.90	3.24
Window (mos)	37-99	37-64	38-45
Expected Final Mat.	8/25/2011	9/25/2008	2/25/2007
Class B			
Avg. Life (yrs)	4.52	3.27	3.07
Window (mos)	37-78	37-50	37-38
Expected Final Mat.	11/25/2009	7/25/2007	7/25/2006

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6.2905	4.27
6.3005	4.02
6.3105	4.76
6.3205	3.51
6.3305	3.25
6.3405	3.00
6.3505	2.75
6.3605	2.50
6.3705	2.25
6.3805	2.00
6.3905	1.75
Mod. Dur.	0.62 [3]

(1) **Shown at the Certificate pricing assumption as defined on page one.**

(2) **These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

(3) **Assumes a price of 6.3405% plus accrued interest.**

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	1-A1 & 1-A2 Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)	Period	1-A1 & 1-A2 Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	8.39103	9.43250	8.80049
2	N/A	N/A	N/A	32	8.11882	9.12645	8.51498
3	N/A	N/A	N/A	33	8.11728	9.12468	8.51335
4	N/A	N/A	N/A	34	8.98529	11.03172	9.78986
5	N/A	N/A	N/A	35	8.94686	9.96132	9.34571
6	N/A	N/A	N/A	36	9.24250	10.29045	9.65451
7	N/A	N/A	N/A	37	8.94185	9.95568	9.34044
8	N/A	N/A	N/A	38	9.23731	10.28461	9.64908
9	N/A	N/A	N/A	39	8.93682	9.95002	9.33518
10	N/A	N/A	N/A	40	8.93431	10.62862	9.60047
11	N/A	N/A	N/A	41	9.93721	10.97922	10.34696
12	N/A	N/A	N/A	42	9.61344	10.62148	10.00983
13	N/A	N/A	N/A	43	9.93056	10.97184	10.34002
14	N/A	N/A	N/A	44	9.60700	10.61434	10.00311
15	N/A	N/A	N/A	45	9.60378	10.61076	9.99975
16	N/A	N/A	N/A	46	10.62919	12.03306	11.18122
17	N/A	N/A	N/A	47	10.27773	10.86470	10.50853
18	N/A	N/A	N/A	48	10.61629	11.22285	10.85479
19	N/A	N/A	N/A	49	10.26993	10.85695	10.50074
20	N/A	N/A	N/A	50	10.60823	11.21484	10.84673
21	N/A	N/A	N/A	51	10.26213	10.84918	10.49294
22	N/A	N/A	N/A	52	10.25823	10.93937	10.52602
23	N/A	N/A	N/A	53	10.90029	11.29989	11.05739
24	N/A	N/A	N/A	54	10.54446	10.93138	10.69656
25	7.56745	8.54315	7.95105	55	10.89159	11.29162	11.04884
26	7.81867	8.82674	8.21500	56	10.53605	10.92338	10.68829
27	7.56546	8.54086	7.94895	57	10.53347	10.91937	10.68515
28	7.56447	9.13353	8.18136	58	11.25542	11.71609	11.43647
29	8.39420	9.43616	8.80385	59	10.65414	10.95909	10.77398
30	8.12189	9.13000	8.51823	60	11.00478	11.32020	11.12873

(1) Based on 1 month Libor, 6 month LIBOR and 12 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC4 Collateral Summary -Aggregate

Total Number of Loans	4,863	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$824,049,270	Yes	39.4%
Average Loan Principal Balance	$169,453	No	60.6%
Fixed Rate	26.2%		
Adjustable Rate	73.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.9%	Yes	73.8%
Weighted Average Margin	6.4%	No	26.2%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	22.1%
Weighted Average Floor	7.6%	0.001-1.000	2.8%
Weighted Average Original Term (mo.)	356.4	1.001-2.000	50.4%
Weighted Average Remaining Term (mo.)	354.0	2.001-3.000	23.2%
Weighted Average Loan Age (mo.)	2.5	3.001-4.000	0.1%
Weighted Average Combined LTV	82.9%	4.001-5.000	1.4%
Non-Zero Weighted Average FICO	620		
Non-Zero Weighted Average DTI	40.5%	**Geographic Distribution**	
Percentage with DA Dividend	0.0%	(Other states account individually for less than	
Percentage with 5 year IO Term	0.0%	3% of the Cut-off Date principal balance)	
		CA	41.2%
		IL	7.4%
Lien Position		FL	5.2%
First	98.1%	NY	4.2%
Second	1.9%	NJ	4.1%
		HI	4.0%
Product Type		TX	3.6%
2/28 ARM (LIBOR)	61.0%		
Fixed Rate	25.8%	**Occupancy Status**	
3/27 ARM (LIBOR)	12.7%	Primary Home	92.1%
Balloon	0.4%	Investment	7.3%
Other	0.1%	Second Home	0.6%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	415	$14,808,348.68	1.80%
50,000.01 - 100,000.00	1,014	76,480,487.52	9.28
100,000.01 - 150,000.00	1,085	135,721,645.92	16.47
150,000.01 - 200,000.00	840	145,801,451.28	17.69
200,000.01 - 250,000.00	584	130,589,645.43	15.85
250,000.01 - 300,000.00	347	95,257,413.55	11.56
300,000.01 - 350,000.00	246	79,474,608.85	9.64
350,000.01 - 400,000.00	156	58,756,094.76	7.13
400,000.01 - 450,000.00	67	28,568,065.25	3.47
450,000.01 - 500,000.00	49	23,504,125.17	2.85
500,000.01 - 550,000.00	22	11,538,620.90	1.40
550,000.01 - 600,000.00	17	9,762,598.75	1.18
600,000.01 - 650,000.00	18	11,504,071.01	1.40
650,000.01 - 700,000.00	1	674,387.19	0.08
700,000.01 - 750,000.00	1	733,789.16	0.09
850,000.01 - 900,000.00	1	873,916.98	0.11
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Minimum: $9,967.23
Maximum: $873,916.98
Weighted Average: $169,452.86

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	2	$327,816.07	0.04%
5.501 - 6.000	40	11,349,797.89	1.38
6.001 - 6.500	282	61,918,347.46	7.51
6.501 - 7.000	711	157,958,328.00	19.17
7.001 - 7.500	749	156,927,928.21	19.04
7.501 - 8.000	778	145,757,409.43	17.69
8.001 - 8.500	564	97,464,864.46	11.83
8.501 - 9.000	537	79,515,316.05	9.65
9.001 - 9.500	294	37,844,139.31	4.59
9.501 - 10.000	276	30,927,357.18	3.75
10.001 - 10.500	179	14,343,438.64	1.74
10.501 - 11.000	136	11,052,985.31	1.34
11.001 - 11.500	129	6,785,603.02	0.82
11.501 - 12.000	84	4,737,656.93	0.57
12.001 - 12.500	41	2,791,747.74	0.34
12.501 - 13.000	19	1,310,039.34	0.16
13.001 - 13.500	13	824,461.12	0.10
13.501 - 14.000	11	1,492,058.47	0.18
14.001 - 14.250	4	104,103.83	0.01
14.251 >=	14	615,871.94	0.07
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Minimum: 5.250%
Maximum: 17.390%
Weighted Average: 7.877%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	221	$15,200,154.05	1.84%
181 - 240	15	1,823,895.84	0.22
301 - 360	4,627	807,025,220.51	97.93
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$255,014.52	0.03%
171 - 180	219	14,945,139.53	1.81
181 - 240	15	1,823,895.84	0.22
301 - 360	4,627	807,025,220.51	97.93
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Minimum: 168.0
Maximum: 360.0
Weighted Average: 354.0

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	2	$72,952.43	0.01%
20.001 - 30.000	21	1,894,823.09	0.23
30.001 - 40.000	27	3,289,364.13	0.40
40.001 - 50.000	65	8,035,226.26	0.98
50.001 - 60.000	142	20,325,113.31	2.47
60.001 - 70.000	390	69,025,296.07	8.38
70.001 - 80.000	1,501	266,203,746.46	32.30
80.001 - 90.000	1,597	294,040,581.61	35.68
90.001 - 100.000	1,118	161,162,167.04	19.56
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Minimum: 14.290%
Maximum: 100.000%
Non-Zero WA: 82.916%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	4	$657,843.64	0.08%
451 - 500	5	765,852.66	0.09
501 - 550	690	109,202,988.36	13.25
551 - 600	1,269	212,305,544.64	25.76
601 - 650	1,550	264,516,587.88	32.10
651 - 700	924	159,875,179.11	19.40
701 - 750	325	58,257,084.13	7.07
751 - 800	95	18,184,675.63	2.21
801 >=	1	283,514.35	0.03
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Non-Zero Minimum: 500
Maximum: 801
Non-Zero WA: 620

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,412	$417,821,247.43	50.70%
Purchase	1,777	276,349,540.76	33.54
Rate/Term Refinance	527	97,025,284.36	11.77
Debt Consolidation	132	31,494,525.55	3.82
Home Improvement	15	1,358,672.30	0.16
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,549	$590,793,146.45	71.69%
PUD	462	92,365,463.68	11.21
2-4 Family	425	77,790,512.56	9.44
Condo	407	61,515,223.97	7.46
Row House	9	673,531.95	0.08
Townhouse	8	501,196.48	0.06
Deminimus PUD	2	350,337.31	0.04
Modular Home	1	59,858.00	0.01
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,124	$233,258,493.53	28.31%
CA-N	476	106,038,165.32	12.87
IL	405	61,118,040.71	7.42
FL	314	42,496,016.24	5.16
NY	155	34,733,999.66	4.22
NJ	163	34,106,294.85	4.14
HI	158	33,085,904.51	4.02
TX	253	29,517,494.61	3.58
MI	164	19,912,518.31	2.42
WA	100	18,584,527.04	2.26
AZ	108	16,275,286.05	1.98
MD	81	15,147,856.45	1.84
PA	122	14,718,168.03	1.79
CO	95	14,613,369.92	1.77
UT	88	13,500,172.88	1.64
NV	92	12,646,689.59	1.53
MA	63	12,392,039.52	1.50
OR	72	11,171,209.87	1.36
MN	59	11,080,723.21	1.34
CT	64	10,533,877.57	1.28
OH	99	10,052,058.03	1.22
VA	44	7,428,064.71	0.90
MO	67	6,125,432.52	0.74
NC	48	5,748,637.90	0.70
WI	51	5,454,182.34	0.66
DC	19	4,923,964.13	0.60
IN	55	4,377,673.25	0.53
RI	24	3,573,837.12	0.43
OK	35	3,425,782.89	0.42
TN	35	3,109,443.24	0.38
Other	230	24,899,346.40	3.02
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	1,080	$182,058,303.47	22.09%
1% of Orig. Bal.	16	1,549,592.05	0.19
1% of UPB	107	13,155,023.50	1.60
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	401	49,205,918.56	5.97
2 Mos. Int. on UPB	12	2,622,670.16	0.32
2% of UPB	86	10,834,473.10	1.31
3 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	3	667,875.02	0.08
3 Mos. Int. on UPB	43	8,403,737.29	1.02
3% 2% 1% of UPB	17	2,979,389.29	0.36
3% of UPB	11	825,811.31	0.10
4% of UPB	2	144,032.34	0.02
5% 4% 3% 2% 1% of UPB	40	3,774,489.51	0.46
5% of UPB	13	1,396,458.83	0.17
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	2,366	454,134,805.90	55.11
6 Mos. Int. on 80% of UPB	666	92,296,690.07	11.20
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	3,136	$515,385,615.62	62.54%
Stated	1,458	247,516,699.36	30.04
Limited	161	32,362,056.28	3.93
No Documentation	96	26,132,353.89	3.17
No Ratio	12	2,652,545.25	0.32
Total:	**4,863**	**$824,049,270.40**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	10	$1,843,642.71	0.30%
3.001 - 3.500	7	1,116,035.95	0.18
3.501 - 4.000	13	2,062,443.75	0.34
4.001 - 4.500	34	8,697,212.83	1.43
4.501 - 5.000	120	21,065,556.01	3.46
5.001 - 5.500	293	56,335,143.98	9.27
5.501 - 6.000	800	152,825,821.46	25.14
6.001 - 6.500	896	167,368,151.16	27.53
6.501 - 7.000	572	109,568,892.90	18.02
7.001 - 7.500	104	20,268,305.33	3.33
7.501 - 8.000	120	21,743,286.46	3.58
8.001 - 8.500	127	17,669,895.18	2.91
8.501 - 9.000	91	10,254,093.11	1.69
9.001 - 9.500	79	9,051,448.81	1.49
9.501 - 10.000	41	3,867,218.57	0.64
10.001 >=	55	4,272,675.45	0.70
Total:	**3,362**	**$608,009,823.66**	**100.00%**

Minimum: 1.270%
Maximum: 11.260%
Weighted Average: 6.379%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	1,614	$314,236,245.47	51.68%
3.000	1,748	293,773,578.19	48.32
Total:	**3,362**	**$608,009,823.66**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.483%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,350	$604,551,903.00	99.43%
1.500	7	2,702,304.40	0.44
2.000	5	755,616.26	0.12
Total:	**3,362**	**$608,009,823.66**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.003%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$131,552.57	0.02%
10.001 - 10.500	2	327,816.07	0.05
10.501 - 11.000	9	1,926,951.08	0.32
11.001 - 11.500	12	1,632,063.13	0.27
11.501 - 12.000	50	13,341,627.55	2.19
12.001 - 12.500	78	18,868,564.86	3.10
12.501 - 13.000	164	41,880,798.35	6.89
13.001 - 13.500	397	80,509,198.07	13.24
13.501 - 14.000	606	121,182,590.46	19.93
14.001 - 14.500	539	102,772,953.78	16.90
14.501 - 15.000	553	94,077,477.23	15.47
15.001 - 15.500	349	56,766,204.39	9.34
15.501 - 16.000	305	43,083,437.72	7.09
16.001 - 16.500	123	13,978,963.39	2.30
16.501 - 17.000	85	8,727,896.57	1.44
17.001 - 17.500	49	5,173,689.64	0.85
17.501 - 18.000	21	2,077,493.46	0.34
18.001 - 18.500	13	1,030,373.75	0.17
18.501 - 19.000	4	352,550.41	0.06
19.001 - 19.500	2	167,621.18	0.03
Total:	**3,362**	**$608,009,823.66**	**100.00%**

NZ Minimum: 9.875%
Maximum: 19.230%
Weighted Average: 14.248%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	108	$21,352,665.25	3.51%
5.501 - 6.000	30	8,828,966.46	1.45
6.001 - 6.500	212	47,096,304.90	7.75
6.501 - 7.000	532	119,319,845.80	19.62
7.001 - 7.500	532	109,351,308.01	17.99
7.501 - 8.000	568	108,182,824.58	17.79
8.001 - 8.500	428	74,084,386.12	12.18
8.501 - 9.000	396	56,499,055.59	9.29
9.001 - 9.500	209	26,869,547.93	4.42
9.501 - 10.000	181	21,147,716.22	3.48
10.001 - 10.500	90	8,757,082.75	1.44
10.501 - 11.000	40	3,951,548.75	0.65
11.001 - 11.500	24	1,826,680.19	0.30
11.501 - 12.000	8	406,593.03	0.07
12.001 - 12.500	3	147,494.06	0.02
12.501 - 13.000	1	187,804.02	0.03
Total:	**3,362**	**$608,009,823.66**	**100.00%**

Minimum: 2.750%
Maximum: 12.505%
Weighted Average: 7.628%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-12	1	$121,044.45	0.02%
2004-08	2	754,239.62	0.12
2004-09	4	1,177,041.61	0.19
2004-10	10	1,653,650.57	0.27
2004-11	26	4,625,202.15	0.76
2004-12	71	11,847,814.83	1.95
2005-01	263	45,195,309.53	7.43
2005-02	818	141,809,705.54	23.32
2005-03	899	172,828,380.69	28.43
2005-04	681	122,085,596.72	20.08
2005-05	2	853,000.00	0.14
2005-10	1	248,417.96	0.04
2005-11	2	316,325.25	0.05
2005-12	6	1,075,081.07	0.18
2006-01	25	3,375,075.76	0.56
2006-02	178	32,212,748.64	5.30
2006-03	240	44,959,900.79	7.39
2006-04	130	22,215,409.43	3.65
2008-01	1	246,158.17	0.04
2008-03	1	349,755.47	0.06
2008-04	1	59,965.41	0.01
Total:	**3,362**	**$608,009,823.66**	**100.00%**

SAIL 2003-BC4 Collateral Summary – Group 1

Total Number of Loans	3,017	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$500,067,614	Yes	42.2%
Average Loan Principal Balance	$165,750	No	57.8%
Fixed Rate	25.9%		
Adjustable Rate	74.1%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	82.3%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	77.5%
Weighted Average Margin	6.1%	No	22.5%
Weighted Average Initial Periodic Cap	2.3%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.4%	None	17.7%
Weighted Average Floor	7.7%	0.001-1.000	2.7%
Weighted Average Original Term (mo.)	357.1	1.001-2.000	51.8%
Weighted Average Remaining Term (mo.)	355.1	2.001-3.000	27.5%
Weighted Average Loan Age (mo.)	2.0	4.001-5.000	0.3%
Weighted Average Combined LTV	82.1%		
Non-Zero Weighted Average FICO	614		
Non-Zero Weighted Average DTI	40.5%	**Geographic Distribution**	
Percentage with DA Dividend	0.0%	(Other states account individually for less than	
Percentage with 5 year IO Term	0.0%	3% of the Cut-off Date principal balance)	
		CA	45.0%
		IL	8.6%
Lien Position		HI	6.2%
First	99.9%	NY	4.4%
Second	0.1%	FL	4.2%
		TX	3.9%
Product Type		NJ	3.2%
2/28 ARM (LIBOR)	59.7%		
Fixed Rate	25.7%	**Occupancy Status**	
3/27 ARM (LIBOR)	14.3%	Primary Home	92.6%
Balloon	0.2%	Investment	6.5%
Other	0.1%	Second Home	0.9%

Collateral Characteristics - Group 1

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	142	$5,653,219.20	1.13%
50,000.01 - 100,000.00	521	39,900,221.28	7.98
100,000.01 - 150,000.00	746	94,235,069.96	18.84
150,000.01 - 200,000.00	657	114,139,763.19	22.82
200,000.01 - 250,000.00	494	110,622,604.81	22.12
250,000.01 - 300,000.00	292	80,212,378.92	16.04
300,000.01 - 350,000.00	129	40,694,162.39	8.14
350,000.01 - 400,000.00	20	7,507,334.92	1.50
400,000.01 - 450,000.00	12	5,134,707.02	1.03
450,000.01 - 500,000.00	2	913,705.02	0.18
500,000.01 - 550,000.00	2	1,054,446.93	0.21
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Minimum: $19,976.16
Maximum: $530,353.52
Weighted Average: $165,749.95

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	13	$3,037,899.65	0.61%
6.001 - 6.500	218	41,226,487.41	8.24
6.501 - 7.000	560	109,456,613.62	21.89
7.001 - 7.500	549	101,997,871.71	20.40
7.501 - 8.000	545	93,495,428.54	18.70
8.001 - 8.500	372	59,615,845.95	11.92
8.501 - 9.000	328	45,859,642.62	9.17
9.001 - 9.500	163	20,463,790.16	4.09
9.501 - 10.000	123	13,212,308.01	2.64
10.001 - 10.500	59	5,385,318.79	1.08
10.501 - 11.000	39	3,694,633.40	0.74
11.001 - 11.500	20	1,191,460.50	0.24
11.501 - 12.000	16	688,125.57	0.14
12.001 - 12.500	11	554,383.69	0.11
12.501 - 13.000	1	187,804.02	0.04
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Minimum: 5.900%
Maximum: 12.505%
Weighted Average: 7.706%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	70	$7,295,015.06	1.46%
181 - 240	9	1,231,496.18	0.25
301 - 360	2,938	491,541,102.40	98.29
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	70	$7,295,015.06	1.46%
181 - 240	9	1,231,496.18	0.25
301 - 360	2,938	491,541,102.40	98.29
171 - 180	70	7,295,015.06	1.46
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Minimum: 175.0
Maximum: 359.0
Weighted Average: 355.1

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	2	$72,952.43	0.01%
20.001 - 30.000	17	1,651,434.09	0.33
30.001 - 40.000	19	1,854,433.87	0.37
40.001 - 50.000	52	5,693,461.69	1.14
50.001 - 60.000	107	15,288,507.03	3.06
60.001 - 70.000	286	44,916,299.32	8.98
70.001 - 80.000	987	157,637,424.83	31.52
80.001 - 90.000	1,121	195,688,871.08	39.13
90.001 - 100.000	426	77,264,229.30	15.45
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Minimum: 14.290%
Maximum: 100.000%
Non-Zero WA: 82.055%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	3	$575,689.80	0.12%
451 - 500	5	765,852.66	0.15
501 - 550	525	78,587,180.60	15.72
551 - 600	859	136,339,839.92	27.26
601 - 650	926	158,288,043.31	31.65
651 - 700	486	85,051,100.18	17.01
701 - 750	161	30,292,866.96	6.06
751 - 800	51	9,883,525.86	1.98
801 >=	1	283,514.35	0.06
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Non-Zero Minimum: 500
Maximum: 801
Non-Zero WA: 614

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,599	$268,819,809.30	53.76%
Purchase	928	148,139,264.96	29.62
Rate/Term Refinance	387	65,036,477.20	13.01
Debt Consolidation	103	18,072,062.18	3.61
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,159	$349,291,228.07	69.85%
2-4 Family	283	56,130,119.09	11.22
PUD	275	49,351,599.07	9.87
Condo	292	44,620,969.76	8.92
Row House	7	543,986.02	0.11
Townhouse	1	129,711.63	0.03
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	863	$166,552,419.32	33.31%
CA-N	283	58,461,394.74	11.69
IL	295	42,877,886.73	8.57
HI	133	30,956,649.17	6.19
NY	107	21,983,408.27	4.40
FL	150	20,948,405.74	4.19
TX	191	19,717,884.74	3.94
NJ	87	16,151,701.65	3.23
WA	66	11,534,807.91	2.31
AZ	73	9,735,278.73	1.95
UT	54	8,708,532.12	1.74
MI	71	8,453,723.91	1.69
NV	54	8,253,643.73	1.65
OR	53	8,185,612.99	1.64
MD	44	7,704,202.73	1.54
CO	47	7,074,405.13	1.41
MA	36	7,059,313.35	1.41
CT	49	6,412,476.85	1.28
MN	38	6,156,196.44	1.23
PA	42	5,038,514.34	1.01
MO	41	3,818,373.23	0.76
WI	25	2,709,452.42	0.54
VA	16	2,475,773.40	0.50
OK	26	2,039,865.62	0.41
DC	11	1,835,929.92	0.37
IN	25	1,677,835.03	0.34
IA	19	1,493,243.40	0.30
TN	16	1,185,380.61	0.24
OH	14	1,177,725.36	0.24
NC	12	1,166,234.23	0.23
Other	76	8,521,341.83	1.70
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	586	$88,432,512.72	17.68%
1% of Orig. Bal.	6	514,130.28	0.10
1% of UPB	74	8,455,865.15	1.69
2 Mos. Int. on UPB	10	1,768,877.39	0.35
2% of UPB	53	6,163,178.57	1.23
3 Mos. Int. on UPB	31	6,131,361.54	1.23
3% 2% 1% of UPB	13	2,081,737.08	0.42
5% 4% 3% 2% 1% of UPB	3	317,759.58	0.06
5% of UPB	3	267,913.82	0.05
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	1,927	337,618,692.19	67.51
6 Mos. Int. on 80% of UPB	311	48,315,585.32	9.66
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,157	$345,656,790.96	69.12%
Stated	765	134,555,107.58	26.91
Limited	89	18,890,040.59	3.78
No Documentation	6	965,674.51	0.19
Total:	**3,017**	**$500,067,613.64**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$250,038.81	0.07%
4.501 - 5.000	49	7,471,452.09	2.02
5.001 - 5.500	238	40,271,096.07	10.86
5.501 - 6.000	694	116,270,744.76	31.36
6.001 - 6.500	759	126,156,936.76	34.02
6.501 - 7.000	447	80,360,599.64	21.67
<= 3.000	1	250,038.81	0.07
Total:	**2,188**	**$370,780,868.13**	**100.00%**

Minimum: 1.270 %
Maximum: 6.700%
Weighted Average: 6.145%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	1,473	$260,582,784.73	70.28%
3.000	715	110,198,083.40	29.72
Total:	**2,188**	**$370,780,868.13**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.297%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2,188	$370,780,868.13	100.00%
Total:	**2,188**	**$370,780,868.13**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.501 - 12.000	8	$1,809,197.72	0.49%
12.001 - 12.500	28	5,374,915.60	1.45
12.501 - 13.000	80	16,563,126.74	4.47
13.001 - 13.500	292	54,270,655.35	14.64
13.501 - 14.000	424	78,001,300.39	21.04
14.001 - 14.500	375	66,919,823.63	18.05
14.501 - 15.000	378	64,360,116.17	17.36
15.001 - 15.500	230	37,587,906.81	10.14
15.501 - 16.000	188	26,051,642.92	7.03
16.001 - 16.500	84	10,110,491.84	2.73
16.501 - 17.000	51	5,375,256.43	1.45
17.001 - 17.500	28	2,619,182.88	0.71
17.501 - 18.000	12	998,626.76	0.27
18.001 - 18.500	8	506,645.03	0.14
18.501 - 19.000	1	187,804.02	0.05
19.001 - 19.500	1	44,175.84	0.01
Total:	**2,188**	**$370,780,868.13**	**100.00%**

NZ Minimum: 11.900 %
Maximum: 19.230%
Weighted Average: 14.378%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	10	$2,250,406.36	0.61%
6.001 - 6.500	161	30,990,039.45	8.36
6.501 - 7.000	405	79,043,845.10	21.32
7.001 - 7.500	398	73,961,597.52	19.95
7.501 - 8.000	405	72,336,777.26	19.51
8.001 - 8.500	281	46,634,673.08	12.58
8.501 - 9.000	247	34,225,163.05	9.23
9.001 - 9.500	117	15,052,231.22	4.06
9.501 - 10.000	85	9,297,922.58	2.51
10.001 - 10.500	41	3,758,532.56	1.01
10.501 - 11.000	17	1,870,657.71	0.50
11.001 - 11.500	12	782,577.52	0.21
11.501 - 12.000	5	241,146.64	0.07
12.001 - 12.500	3	147,494.06	0.04
12.501 - 13.000	1	187,804.02	0.05
Total:	**2,188**	**$370,780,868.13**	**100.00%**

Minimum: 5.900%
Maximum: 12.505%
Weighted Average: 7.682%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	3	$441,789.51	0.12%
2004-11	8	1,470,569.67	0.40
2004-12	29	4,883,704.38	1.32
2005-01	79	13,207,510.02	3.56
2005-02	309	51,771,690.68	13.96
2005-03	695	116,556,464.20	31.44
2005-04	655	110,396,317.30	29.77
2005-10	1	248,417.96	0.07
2005-11	1	268,585.42	0.07
2005-12	2	565,102.89	0.15
2006-01	1	40,644.04	0.01
2006-02	95	16,972,444.01	4.58
2006-03	180	32,385,356.76	8.73
2006-04	128	21,266,147.71	5.74
2008-01	1	246,158.17	0.07
2008-04	1	59,965.41	0.02
Total:	**2,188**	**$370,780,868.13**	**100.00%**

SAIL 2003-BC4 Collateral Summary – Group 2

Total Number of Loans	1,846	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$323,981,657	Yes	35.0%
Average Loan Principal Balance	$175,505	No	65.0%
Fixed Rate	26.8%		
Adjustable Rate	73.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	71.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.1%	Yes	67.8%
Weighted Average Margin	6.7%	No	32.2%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	28.9%
Weighted Average Floor	7.5%	0.001-1.000	3.0%
Weighted Average Original Term (mo.)	355.4	1.001-2.000	48.3%
Weighted Average Remaining Term (mo.)	352.2	2.001-3.000	16.5%
Weighted Average Loan Age (mo.)	3.2	3.001-4.000	0.2%
Weighted Average Combined LTV	84.2%	4.001-5.000	3.0%
Non-Zero Weighted Average FICO	629		
Non-Zero Weighted Average DTI	40.4%	**Geographic Distribution**	
Percentage with DA Dividend	0.0%	(Other states account individually for less than	
Percentage with 5 year IO Term	0.0%	3% of the Cut-off Date principal balance)	
		CA	35.3%
		FL	6.7%
Lien Position		IL	5.6%
First	95.3%	NJ	5.5%
Second	4.7%	NY	3.9%
		MI	3.5%
		TX	3.0%
Product Type		PA	3.0%
2/28 ARM (LIBOR)	63.0%		
Fixed Rate	26.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	10.1%	Primary Home	91.4%
Balloon	0.8%	Investment	8.4%
Other	0.1%	Second Home	0.2%

Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	273	$9,155,129.48	2.83%
50,000.01 - 100,000.00	493	36,580,266.24	11.29
100,000.01 - 150,000.00	339	41,486,575.96	12.81
150,000.01 - 200,000.00	183	31,661,688.09	9.77
200,000.01 - 250,000.00	90	19,967,040.62	6.16
250,000.01 - 300,000.00	55	15,045,034.63	4.64
300,000.01 - 350,000.00	117	38,780,446.46	11.97
350,000.01 - 400,000.00	136	51,248,759.84	15.82
400,000.01 - 450,000.00	55	23,433,358.23	7.23
450,000.01 - 500,000.00	47	22,590,420.15	6.97
500,000.01 - 550,000.00	20	10,484,173.97	3.24
550,000.01 - 600,000.00	17	9,762,598.75	3.01
600,000.01 - 650,000.00	18	11,504,071.01	3.55
650,000.01 - 700,000.00	1	674,387.19	0.21
700,000.01 - 750,000.00	1	733,789.16	0.23
850,000.01 - 900,000.00	1	873,916.98	0.27
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Minimum: $9,967.23
Maximum: $873,916.98
Weighted Average: $175,504.69

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	2	$327,816.07	0.10%
5.501 - 6.000	27	8,311,898.24	2.57
6.001 - 6.500	64	20,691,860.05	6.39
6.501 - 7.000	151	48,501,714.38	14.97
7.001 - 7.500	200	54,930,056.50	16.95
7.501 - 8.000	233	52,261,980.89	16.13
8.001 - 8.500	192	37,849,018.51	11.68
8.501 - 9.000	209	33,655,673.43	10.39
9.001 - 9.500	131	17,380,349.15	5.36
9.501 - 10.000	153	17,715,049.17	5.47
10.001 - 10.500	120	8,958,119.85	2.77
10.501 - 11.000	97	7,358,351.91	2.27
11.001 - 11.500	109	5,594,142.52	1.73
11.501 - 12.000	68	4,049,531.36	1.25
12.001 - 12.500	30	2,237,364.05	0.69
12.501 - 13.000	18	1,122,235.32	0.35
13.001 - 13.500	13	824,461.12	0.25
13.501 - 14.000	11	1,492,058.47	0.46
14.001 - 14.250	4	104,103.83	0.03
14.251 >=	14	615,871.94	0.19
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Minimum: 5.250%
Maximum: 17.390%
Weighted Average: 8.142%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	151	$7,905,138.99	2.44%
181 - 240	6	592,399.66	0.18
301 - 360	1,689	315,484,118.11	97.38
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 355.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$255,014.52	0.08%
171 - 180	149	7,650,124.47	2.36
181 - 240	6	592,399.66	0.18
301 - 360	1,689	315,484,118.11	97.38
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Minimum: 168.0
Maximum: 360.0
Weighted Average: 352.2

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	4	$243,389.00	0.08%
30.001 - 40.000	8	1,434,930.26	0.44
40.001 - 50.000	13	2,341,764.57	0.72
50.001 - 60.000	35	5,036,606.28	1.55
60.001 - 70.000	104	24,108,996.75	7.44
70.001 - 80.000	514	108,566,321.63	33.51
80.001 - 90.000	476	98,351,710.53	30.36
90.001 - 100.000	692	83,897,937.74	25.90
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Minimum: 20.830%
Maximum: 100.000%
Non-Zero WA: 84.246%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1	$82,153.84	0.03%
501 - 550	165	30,615,807.76	9.45
551 - 600	410	75,965,704.72	23.45
601 - 650	624	106,228,544.57	32.79
651 - 700	438	74,824,078.93	23.10
701 - 750	164	27,964,217.17	8.63
751 - 800	44	8,301,149.77	2.56
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Non-Zero Minimum: 502
Maximum: 798
Non-Zero WA: 629

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	813	$149,001,438.13	45.99%
Purchase	849	128,210,275.80	39.57
Rate/Term Refinance	140	31,988,807.16	9.87
Debt Consolidation	29	13,422,463.37	4.14
Home Improvement	15	1,358,672.30	0.42
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,390	$241,501,918.38	74.54%
PUD	187	43,013,864.61	13.28
2-4 Family	142	21,660,393.47	6.69
Condo	115	16,894,254.21	5.21
Townhouse	7	371,484.85	0.11
Deminimus PUD	2	350,337.31	0.11
Row House	2	129,545.93	0.04
Modular Home	1	59,858.00	0.02
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	261	$66,706,074.21	20.59%
CA-N	193	47,576,770.58	14.69
FL	164	21,547,610.50	6.65
IL	110	18,240,153.98	5.63
NJ	76	17,954,593.20	5.54
NY	48	12,750,591.39	3.94
MI	93	11,458,794.40	3.54
TX	62	9,799,609.87	3.02
PA	80	9,679,653.69	2.99
OH	85	8,874,332.67	2.74
CO	48	7,538,964.79	2.33
MD	37	7,443,653.72	2.30
WA	34	7,049,719.13	2.18
AZ	35	6,540,007.32	2.02
MA	27	5,332,726.17	1.65
VA	28	4,952,291.31	1.53
MN	21	4,924,526.77	1.52
UT	34	4,791,640.76	1.48
NC	36	4,582,403.67	1.41
NV	38	4,393,045.86	1.36
CT	15	4,121,400.72	1.27
DC	8	3,088,034.21	0.95
SC	24	2,998,532.88	0.93
OR	19	2,985,596.88	0.92
WI	26	2,744,729.92	0.85
IN	30	2,699,838.22	0.83
RI	16	2,443,648.01	0.75
MO	26	2,307,059.29	0.71
HI	25	2,129,255.34	0.66
TN	19	1,924,062.63	0.59
Other	128	14,402,334.67	4.45
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	494	$93,625,790.75	28.90%
1% of Orig. Bal.	10	1,035,461.77	0.32
1% of UPB	33	4,699,158.35	1.45
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	401	49,205,918.56	15.19
2 Mos. Int. on UPB	2	853,792.77	0.26
2% of UPB	33	4,671,294.53	1.44
3 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	3	667,875.02	0.21
3 Mos. Int. on UPB	12	2,272,375.75	0.70
3% 2% 1% of UPB	4	897,652.21	0.28
3% of UPB	11	825,811.31	0.25
4% of UPB	2	144,032.34	0.04
5% 4% 3% 2% 1% of UPB	37	3,456,729.93	1.07
5% of UPB	10	1,128,545.01	0.35
6 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	439	116,516,113.71	35.96
6 Mos. Int. on 80% of UPB	355	43,981,104.75	13.58
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	979	$169,728,824.66	52.39%
Stated	693	112,961,591.78	34.87
No Documentation	90	25,166,679.38	7.77
Limited	72	13,472,015.69	4.16
No Ratio	12	2,652,545.25	0.82
Total:	**1,846**	**$323,981,656.76**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	9	$1,593,603.90	0.67%
3.001 - 3.500	7	1,116,035.95	0.47
3.501 - 4.000	13	2,062,443.75	0.87
4.001 - 4.500	34	8,697,212.83	3.67
4.501 - 5.000	71	13,594,103.92	5.73
5.001 - 5.500	55	16,064,047.91	6.77
5.501 - 6.000	106	36,555,076.70	15.41
6.001 - 6.500	137	41,211,214.40	17.37
6.501 - 7.000	125	29,208,293.26	12.31
7.001 - 7.500	104	20,268,305.33	8.54
7.501 - 8.000	120	21,743,286.46	9.17
8.001 - 8.500	127	17,669,895.18	7.45
8.501 - 9.000	91	10,254,093.11	4.32
9.001 - 9.500	79	9,051,448.81	3.82
9.501 - 10.000	41	3,867,218.57	1.63
10.001 >=	55	4,272,675.45	1.80
Total:	**1,174**	**$237,228,955.53**	**100.00%**

Minimum: 2.750%
Maximum: 11.260%
Weighted Average: 6.745%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	141	$53,653,460.74	22.62%
3.000	1,033	183,575,494.79	77.38
Total:	**1,174**	**$237,228,955.53**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.774%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,162	$233,771,034.87	98.545
1.500	7	2,702,304.40	1.14
2.000	5	755,616.26	0.32
Total:	**1,174**	**$237,228,955.53**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.009%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$131,552.57	0.06%
10.001 - 10.500	2	327,816.07	0.14
10.501 - 11.000	9	1,926,951.08	0.81
11.001 - 11.500	12	1,632,063.13	0.69
11.501 - 12.000	42	11,532,429.83	4.86
12.001 - 12.500	50	13,493,649.26	5.69
12.501 - 13.000	84	25,317,671.61	10.67
13.001 - 13.500	105	26,238,542.72	11.06
13.501 - 14.000	182	43,181,290.07	18.20
14.001 - 14.500	164	35,853,130.15	15.11
14.501 - 15.000	175	29,717,361.06	12.53
15.001 - 15.500	119	19,178,297.58	8.08
15.501 - 16.000	117	17,031,794.80	7.18
16.001 - 16.500	39	3,868,471.55	1.63
16.501 - 17.000	34	3,352,640.14	1.41
17.001 - 17.500	21	2,554,506.76	1.08
17.501 - 18.000	9	1,078,866.70	0.45
18.001 - 18.500	5	523,728.72	0.22
18.501 - 19.000	3	164,746.39	0.07
19.001 - 19.500	1	123,445.34	0.05
Total:	**1,174**	**$237,228,955.53**	**100.00%**

NZ Minimum: 9.875%
Maximum: 19.170%
Weighted Average: 14.045%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	108	$21,352,665.25	9.00%
5.501 - 6.000	20	6,578,560.10	2.77
6.001 - 6.500	51	16,106,265.45	6.79
6.501 - 7.000	127	40,276,000.70	16.98
7.001 - 7.500	134	35,389,710.49	14.92
7.501 - 8.000	163	35,846,047.32	15.11
8.001 - 8.500	147	27,449,713.04	11.57
8.501 - 9.000	149	22,273,892.54	9.39
9.001 - 9.500	92	11,817,316.71	4.98
9.501 - 10.000	96	11,849,793.64	5.00
10.001 - 10.500	49	4,998,550.19	2.11
10.501 - 11.000	23	2,080,891.04	0.88
11.001 - 11.500	12	1,044,102.67	0.44
11.501 - 12.000	3	165,446.39	0.07
Total:	**1,174**	**$237,228,955.53**	**100.00%**

Minimum: 2.750%
Maximum: 11.700%
Weighted Average: 7.543%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-12	1	$121,044.45	0.05%
2004-08	2	754,239.62	0.32
2004-09	4	1,177,041.61	0.50
2004-10	7	1,211,861.06	0.51
2004-11	18	3,154,632.48	1.33
2004-12	42	6,964,110.45	2.94
2005-01	184	31,987,799.51	13.48
2005-02	509	90,038,014.86	37.95
2005-03	204	56,271,916.49	23.72
2005-04	26	11,689,279.42	4.93
2005-05	2	853,000.00	0.36
2005-11	1	47,739.83	0.02
2005-12	4	509,978.18	0.21
2006-01	24	3,334,431.72	1.41
2006-02	83	15,240,304.63	6.42
2006-03	60	12,574,544.03	5.30
2006-04	2	949,261.72	0.40
2008-03	1	349,755.47	0.15
Total:	**1,174**	**$237,228,955.53**	**100.00%**